Exhibit 10.1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 6th day of May, 2004, by and among ANALEX CORPORATION, a Delaware corporation (“Purchaser”), BETA ANALYTICS, INCORPORATED, a Maryland corporation (“Company”), and those Persons listed on Schedule 1 hereto (collectively, “Sellers”).

RECITALS

A. Sellers collectively own all of the issued and outstanding capital stock of Company, consisting of four hundred twenty four (424) shares of Series A Common Stock, having no par value per share and four hundred twenty four (424) shares of Series B Common Stock, having no par value per share (collectively, the “Company Common Stock”).

B. Sellers desire to sell and convey the Company Common Stock to Purchaser, and Purchaser desires to purchase the Company Common Stock from Sellers, upon the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. DEFINITIONS; INTERPRETATION. As used in this Agreement, the following terms will have the respective meanings set forth below:

1.1 Definitions.

“Actual Earn-Out Cash Payment” shall have the meaning set forth in Section 2.6(a) hereof.

“Actual Earn-Out Consideration” shall have the meaning set forth in Section 2.6(a) hereof.

“Actual Earn-Out Contract Requirements” shall have the meaning set forth in Section 2.6(a) hereof.

“Actual Earn-Out Purchaser Common Shares” shall have the meaning set forth in Section 2.6(a) hereof.

“Actual Working Capital” shall have the meaning set forth in Section 2.4 hereof.

“Affiliate” means any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with or of, such entity. The term “Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with”), as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” shall have the meaning set forth in the Code.

“Assets” means all cash and cash equivalents, marketable securities, accounts receivable, notes receivable, Personal Property and Real Property of Company, all Contracts, Leases and Property Warranties to which Company is a party, all Permits held by Company, all Intellectual Property and all other assets of Company.

“Basket Amount” shall have the meaning set forth in Section 11.5(a) hereof.

“Benefit Plans” shall have the meaning set forth in Section 3.19(a) hereof.

“Bill of Sale” shall have the meaning set forth in Section 3.9 hereof.

“Closing” shall have the meaning set forth in Section 2.2(a) hereof.

“Closing Date” shall have the meaning set forth in Section 2.2(a) hereof.

“Closing Date Cash Payment” shall have the meaning set forth in Section 2.2(c) hereof.

“Closing Date Purchase Price” shall have the meaning set forth in Section 2.1 hereof.

“Closing Date Shares Payment” shall have the meaning set forth in Section 2.2(c) hereof.

“Closing Payment” shall have the meaning set forth in Section 2.2(c) hereof.

“Closing Payment Certificate” shall have the meaning set forth in Section 2.3(a) hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble to this Agreement.

“Company Common Stock” shall have the meaning set forth in the Recitals to this Agreement.

“Confidential Information” means any information concerning the business and affairs of the Company or the Assets, that is not generally available to the public, including but not limited to know-how, trade secrets, customer lists, details of customer or consultant contracts, pricing policies, operational methods and marketing plans or strategies.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), to which Company is a party or which are binding upon Company or the Assets, and which are in effect on the date hereof, including, without limitation, those listed on Schedule 3.13, Schedule 3.22, or Schedule 3.33.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“DARPA” shall have the meaning set forth in Section 2.6(a) hereof.

“DARPA Contract” shall have the meaning set forth in Section 2.6(a) hereof.

“DCAA” means the Defense Contract Audit Agency of the United States Government.

“Deed of Assignment” shall have the meaning set forth in Section 3.1(b) hereof.

“Determination” shall have the meaning set forth in Section 2.3(b) hereof.

“Direct Contract Costs” means, with respect to any period, the aggregate amounts of labor and other direct expenses, including, without limitation, expenses for materials, subcontracts, consultants and travel.

“Disclosure Schedules” means the disclosure schedules to this Agreement.

“Earn-Out Contract” shall have the meaning set forth in Section 2.6(a) hereof.

“Earn-Out End Date” shall have the meaning set forth in Section 2.6(a) hereof.

“Earn-Out Obligation” shall have the meaning set forth in Section 2.6(a) hereof.

“Earn-Out Valuation” means the value of the Purchaser Common Stock equal to the average closing trading price for Purchaser Common Stock for the five (5) trading days prior to the distribution of any Purchaser Common Stock by Purchaser to Sellers in satisfaction of the Earn-Out Obligation.

“Effective Time” shall have the meaning set forth in Section 8.1 hereof.

“Employment Agreements” shall have the meaning set forth in Section 6.7 hereof.

“Environmental Claim” means any claim based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of any Seller contained in Section 3.21 hereof and any claim for Losses pursuant to Section 11.2 hereof.

“Environmental Condition” means any contamination or damage to the environment caused by or relating to the use, handling, storage, treatment, recycling, generation, transportation, release, spilling, leaching, pumping, pouring, emptying, discharging, injection, escaping, disposal, dumping or threatened release of Hazardous Materials by Company or any other Person. With respect to claims by employees or other third parties, Environmental Condition shall also include the exposure of persons to amounts of Hazardous Materials.

“Environmental Laws” means any federal, state, or local law, ordinance, order, rule, rule of common law, or regulation relating to natural resources, pollution, protection of human health or the environment, or actual or threatened releases, discharges, or emissions into the environment or within structures.

“Environmental Noncompliance” means any violation of any Environmental Law.

“ERISA” shall have the meaning set forth in Section 3.8 hereof.

“ERISA Claim” means any claim based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of any Seller or the Company contained in this Agreement related to any Benefit Plan, including, without limitation, Section 3.19 and any claim for Losses pursuant to Section 11.3(a).

“Escrow Account” shall have the meaning set forth in Section 2.2(c)(i) hereof.

“Escrow Agent” shall have the meaning set forth in Section 2.2(c)(i) hereof.

“Escrow Agreement” shall have the meaning set forth in Section 2.2(c)(i) hereof.

“Estimated Closing Date Balance Sheet” shall have the meaning set forth in Section 2.3(a) hereof.

“Estimated Working Capital” shall have the meaning set forth in Section 2.3(a) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Title Policy” shall have the meaning set forth in Section 3.22(g) hereof.

“FCC” shall have the meaning set forth in Section 6.5 hereof.

“Financial Statements” shall have the meaning set forth in Section 3.15 hereof.

“GAAP” means generally accepted accounting principles in the United States of America as consistently applied by Company.

“Government” means the government of the United States of America, its agencies and instrumentalities.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Government Bid” means any offer made by Company prior to the Closing Date which, if accepted, would result in a Government Contract.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between Company, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor with respect to any contract of a type described in clauses (a) or (b) above, on the other hand. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Contract Claim” means any claim based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of any Seller or Company contained in this Agreement related to Government Contracts, including, without limitation, Sections 3.28, 3.29, 3.33 or 3.34, and any claim for Losses pursuant to Section 11.3(b).

“Hazardous Materials” means any substance, material, liquid or gas defined or designated as hazardous or toxic (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of liability, under any Environmental Law, including, without limitation, petroleum products and friable materials containing more than one percent (1.0%) asbestos by weight.

“IAI” shall have the meaning set forth in Section 3.1(b) hereof.

“Improvements” shall have the meaning set forth in Section 3.22(d) hereof.

“Indebtedness Payment” shall have the meaning set forth in Section 2.2(d)(i) hereof.

“Indemnification Valuation” means the value of the Purchaser Common Stock equal to the average closing trading price for Purchaser Common Stock for the twenty (20) trading days prior to the distribution of any Purchaser Common Shares in satisfaction of any indemnification obligation of the Sellers in accordance with the terms of this Agreement.

“Independent Accounting Firm” shall mean Deloitte & Touche LLP, or such other nationally recognized accounting firm mutually agreed upon by Purchaser and Sellers; provided, however, that the Independent Accounting Firm may not have a business relationship with any of the Sellers, Company or Purchaser or any Affiliate of the Sellers, Company or Purchaser.

“Indirect Costs” means any fringe benefits, general and administrative expenses and overhead expenses.

“Instrument of Accession” shall have the meaning set forth in Section 6.13 hereof.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world, in each case, to the extent owned by, licensed to, or otherwise used or held for use by Company: (a) patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled) (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names, brand names, Internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration thereof (collectively, “Trademarks”); (c) copyrights, including all renewals and extensions, copyright registrations and applications for registration, and non-registered copyrights (collectively, “Copyrights”); (d) trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection) (collectively, “Trade Secrets”); (e) all web sites and web pages and related rights, items and documentation related thereto (collectively, “Internet Assets”); (f) computer software programs, including all source code, object code, and documentation related thereto (“Software”); and (g) all licenses, and sublicenses, and other agreements or permissions related to the preceding property.

“Interim Period” shall have the meaning set forth in Section 5.14(b) hereof.

“Internet Assets” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“IP Licenses” shall have the meaning set forth in Section 3.12(a) hereof.

“IRS” means Internal Revenue Service.

“Key Employees” means Palmer Esau, Fred McDougall, Bill Torpey, Lew Thompson, Bill Russell, Dick Powers, James Garcia and Keith Forbis.

“Knowledge” means (a) with respect to Company, the knowledge after reasonable inquiry of any officer, employee or director of the Company, (b) with respect to any Seller, the knowledge of such Seller after reasonable inquiry, and (c) with respect to any other Person, the actual knowledge of such Person.

“Land” shall have the meaning set forth in Section 3.22(d) hereof.

“Laws” shall have the meaning set forth in Section 3.6 hereof.

“Leases” shall have the meaning set forth in Section 3.22(a) hereof.

“Leased Improvements” means all leasehold improvements and fixtures located on the Leased Premises.

“Leased Premises” shall have the meaning set forth in Section 3.22(a) hereof.

“Liens” means all mortgages, deeds of trust, collateral assignments, security interests, Uniform Commercial Code financing statements, conditional or other sales agreements, liens, pledges, hypothecations, and other encumbrances on or ownership interests in the Assets or the Company Common Stock, as applicable.

“Litigation Claim” means any claim based upon, arising out of or otherwise in respect of, any litigation matters listed on Schedule 3.14, the failure of Company to have an equal employment opportunity policy and any inaccuracy in or any breach of any representation or warranty of any Seller or Company contained in this Agreement related to litigation matters and compliance with laws, including, without limitation, Sections 3.8 or 3.14, and any claim for Losses pursuant to Section 11.3(d).

“Losses” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Material Adverse Effect” means, with respect to Company, any event, fact, condition, change, circumstance, occurrence or effect, which, either individually or in the aggregate with all other events, facts, conditions, changes, circumstances, occurrences or effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, properties, prospects, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses or other franchises or results of operations of Company, or materially diminish the value of Company or the Company Common Stock or (b) does or would reasonably be expected to materially impair or delay the ability of Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby.

“Maximum Earn-Out Cash Payment” shall have the meaning set forth in Section 2.6(a) hereof.

“Maximum Earn-Out Consideration” shall have the meaning set forth in Section 2.6(a) hereof.

“Maximum Earn-Out Purchaser Common Shares” shall have the meaning set forth in Section 2.6(a) hereof.

“Net Indebtedness Payment” shall have the meaning set forth in Section 2.2(d) hereof.

“Non-Competition, Non-Solicitation and Non-Disturbance Agreements” shall have the meaning set forth in Section 6.10 hereof.

“Notices” shall have the meaning set forth in Section 16 hereof.

“Ordinary Course of Business” means, with respect to a Person, an action taken by such Person if (a) such action is recurring in nature, is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person; (b) such action is taken in accordance with sound and prudent business practices; (c) such action is not required to be authorized by the stockholders of such Person, the board of directors of such Person or any committee of the board of directors of such Person and does not require any other separate or special authorization of any nature; and (d) such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of comparable entities.

“Patents” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, certificates, or orders of, any Governmental Authority or any other Person, required for Company to own the Assets or conduct Company’s business as is now being conducted.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) Liens that do not interfere with the use of the properties or assets by Company and which do not impair the value of such properties or assets, and (c) Liens as of the date hereof set forth on Schedule 3.9 hereof.

“Permitted Use” shall have the meaning set forth in Section 12.5 hereof.

“Person” means any individual, partnership, joint venture, corporation, trust, unincorporated organization, limited liability company, group, Governmental Authority, and any other person or entity.

“Personal Property” means all of the machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts, and other tangible personal property which are owned or leased by Company and used or useful in the conduct of Company’s business or the operations of Company’s business including, without limitation, the Personal Property identified on Schedule 3.10.

“Pre-Closing Cash” shall have the meaning set forth in Section 2.2(d) hereof.

“Pre-Closing Taxes” shall have the meaning set forth in Section 11.3(c) hereof.

“Property Warranties” means all of Company’s rights under any manufacturers’, vendors’ or other warranties relating to the Assets.

“Protest” shall have the meaning set forth in Section 2.6(a) hereof.

“Purchase Price” shall have the meaning set forth in Section 2.1 hereof.

“Purchaser” shall have the meaning set forth in the Preamble to this Agreement.

“Purchaser Common Shares” shall have the meaning set forth in Section 2.1 hereof.

“Purchaser Common Stock” shall have the meaning set forth in Section 4.8 hereof.

“Purchaser Material Adverse Effect” shall have the meaning set forth in Section 4.1 hereof.

“Purchaser Parties” shall have the meaning set forth in Section 11.1 hereof.

“Purchaser Preferred Stock” shall have the meaning set forth in Section 4.8 hereof.

“Purchaser Reports” shall have the meaning set forth in Section 4.7 hereof.

“Purchaser Series A Stock” shall have the meaning set forth in Section 4.8 hereof.

“Purchaser Series B Stock” shall have the meaning set forth in Section 4.8 hereof.

“Purchaser’s Representatives” shall have the meaning set forth in Section 5.5 hereof.

“Real Property” shall have the meaning set forth in Section 3.22(d) hereof.

“Reasonable Best Efforts” means the efforts that a reasonably prudent Person would use to achieve a result as expeditiously as possible.

“Regulations” means the United States Treasury regulations promulgated under the Code.

“Representative” means, as to any Person, such Person’s Affiliates and its and their directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants) and direct and indirect controlling persons.

“SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the Exchange Act.

“Sellers” shall have the meaning set forth in the Preamble to this Agreement.

“Seller Parties” shall have the meaning set forth in Section 11.2 hereof.

“Service Contracts” shall have the meaning set forth in Section 3.22(d) hereof.

“Shareholders’ Voting Agreement” shall have the meaning set forth in Section 6.13 hereof.

“Software” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Statement Date” shall have the meaning set forth in Section 3.15 hereof.

“Target Earn-Out Contract Requirements” shall have the meaning set forth in Section 2.6(a) hereof.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added,

excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; it being understood that the foregoing will include any transferee or secondary liability for a Tax and any liability assumed or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included or required to be included in any Tax Return relating thereto) or as a result of any Tax indemnity, Tax sharing, Tax allocation or similar contract or arrangement.

“Tax Claim” means any claim based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of any Seller or Company contained in this Agreement related to Taxes, including, without limitation, Section 3.17, and any claim for Losses pursuant to Section 11.3(c).

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of Company or any Affiliates of Company other than Sellers or the administration of any Laws or administrative requirements relating to any Taxes.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Transaction Documents” means this Agreement and each agreement, instrument or document attached hereto as an Exhibit and the other agreements, certificates and instruments to be executed by any of the parties hereto in connection with or pursuant to this Agreement.

“Voting Agreement” shall have the meaning set forth in Section 6.12 hereof.

“Working Capital” means the difference (whether positive or negative) of (a) the current assets (other than intangible assets and Pre-Closing Cash) of the Company as of the Closing Date, minus (b) the current liabilities of the Company as of the Closing Date, in each case as determined in accordance with GAAP immediately prior to the consummation of the purchase and sale of the Company Common Stock contemplated hereby. For purposes of this Agreement: (1) ”current assets” exclude any receivable from any Seller or any Affiliate of a Seller; (2) ”current liabilities” include (without limitation) the amount of any bonuses payable on or after the Closing, including, without limitation, any and all retention bonuses or other bonuses payable upon or after a change in control of the Company, all liabilities for accrued or deferred Taxes, balance sheet reserves required under GAAP, including reserves for billings in excess of revenues, 401(k) plan withholdings and all indebtedness of the Company (whether classified as long term or short term).

“Working Capital Threshold” means Two Million Five Hundred Thousand Dollars ($2,500,000).

1.2 Certain Interpretive Matters. In this Agreement, unless the context otherwise requires:

(a) words of the masculine or neuter gender shall include the masculine, neuter and/or feminine gender, and words in the singular number or in the plural number shall each include the singular number or the plural number;

(b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c) any accounting term used and not otherwise defined in this Agreement or any Transaction Document has the meaning assigned to such term in accordance with GAAP;

(d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term;

(e) reference to any law (including statutes and ordinances) means such law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; and

(f) any agreement, instrument, insurance policy, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein.

The parties further acknowledge and agree that: (i) this Agreement is the result of negotiations between the parties and shall not be deemed or construed as having been drafted by any one party, (ii) each party and its counsel have reviewed and negotiated the terms and provisions of this Agreement (including any Exhibits and Schedules attached hereto) and have contributed to its revision, (iii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement, and (iv) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

2. PURCHASE PRICE AND WORKING CAPITAL.

2.1 Purchase and Sale of the Company Common Stock and Purchase Price. At the Closing and upon all of the terms and subject to all of the conditions of this Agreement,

Sellers shall sell, transfer, assign and convey to Purchaser, and Purchaser shall purchase and accept from Sellers, the Company Common Stock. In full payment for the Company Common Stock, Purchaser shall pay, in the manner described in Section 2.2(c), at Closing (a) Twenty Six Million Dollars ($26,000,000) plus the amount by which Estimated Working Capital exceeds the Working Capital Threshold, if applicable, or minus the amount by which the Working Capital Threshold exceeds Estimated Working Capital, if applicable, such estimate as determined in accordance with Section 2.3(a) hereof and (b) 1,832,460 shares of Purchaser Common Stock (the “Purchaser Common Shares”) ((a) and (b) together are referred to as the “Closing Date Purchase Price” and the Closing Date Purchase Price as adjusted pursuant to the terms of this Agreement, including by way of illustration but not limitation, the possible payment by Purchaser to the Sellers of the Earn-Out Consideration, is referred to as the “Purchase Price”).

2.2 Closing and Payments at Closing.

(a) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Holland & Knight, 2099 Pennsylvania Avenue, N.W., Suite 100, Washington, DC 20006, commencing at 10 a.m. local time on the date that is five (5) business days following the satisfaction or the Purchaser’s waiver of the closing conditions set forth in Section 6 and the satisfaction or the Company’s waiver of the closing conditions set forth in Section 7, but in no event earlier than a reasonable period of time after the date of this Agreement provided, however, that in the event that the date that is five (5) business days following the satisfaction of the Purchaser’s waiver of the closing conditions set forth in Section 6 and the satisfaction of the Company’s waiver of the closing conditions set forth in Section 7 occurs on or after June 18, 2004, the Closing shall take place on or after July 1, 2004, subject to the provision of Section 10 (such later date, the “Closing Date”). Subject to the provisions of Section 10, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.2(a) will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b) Closing Deliverables. At the Closing, (i) Sellers will deliver to Purchaser the various certificates, instruments, and documents referred to in Section 9.1 below, (ii) Purchaser will deliver to the Sellers the various certificates, instruments, and documents referred to in Section 9.2 below, (iii) Sellers will deliver to Purchaser stock certificates representing all of the Company Common Stock, endorsed in blank or accompanied by duly executed assignment documents; and (iv) Purchaser will deliver the payments specified in Section 2.2(c) below.

(c) Payments at Closing.

(i) At the Closing, Purchaser shall make the following payments: (A) One Million Dollars ($1,000,000) shall be paid by wire transfer of immediately available funds to an escrow account (the “Escrow Account”) to be established by Purchaser with SunTrust Bank (the “Escrow Agent”), to be held by the Escrow Agent pursuant to the terms of an escrow agreement in the form attached hereto as Exhibit A (the “Escrow Agreement”); (B)

two-sevenths (2/7ths) of the Purchaser Common Shares shall be delivered to the Escrow Account; (C) all fees and expenses of counsel, financial advisors, investment bankers, brokers, finders, accountants and consultants to Sellers and Company incurred in connection with the transactions hereunder shall be paid to the extent not paid by the Sellers or the Company prior to Closing (D) all principal, interest and other amounts owed to Company by any Seller or any director, officer, employee, trustee or beneficiary of Company as set forth on Schedule 3.24(a); and (E) the Net Indebtedness Payment as described in Section 2.2(d). The cash portion of the Closing Date Purchase Price minus the payments described in paragraphs (A), (C), (D) and (E) of this Section 2.2(c) is herein referred to as the “Closing Date Cash Payment.” The Purchaser Common Shares minus the payment described in paragraphs (B) of this Section 2.2(c) is herein referred to as the “Closing Date Shares Payment“ and the Closing Date Cash Payment plus the Closing Date Shares Payment is herein referred to as the “Closing Payment.” It is the understanding of the parties hereto that the cash and Purchaser Common Shares being transferred into the Escrow Account shall in accordance with the terms and conditions of the Escrow Agreement be held in the Escrow Account for twenty four (24) months from the Closing.

(ii) At the Closing, Purchaser shall pay the Closing Payment as follows: (A) the pro rata share of the Closing Date Cash Payment applicable to each Seller (as set forth on Schedule 2.2) shall be paid by wire transfer of immediately available funds to each Seller to an account designated by him (such account to be designated at least two (2) business days prior to the Closing Date); and (B) stock certificates representing the pro rata share applicable to each Seller of the Closing Date Shares Payment shall be issued and delivered to each Seller in accordance with Schedule 2.2.

(d) Repayment of Indebtedness.

(i) For purposes of this Agreement, “Indebtedness Payment” means an amount equal to, as of the Closing Date, the then outstanding principal of, and accrued and unpaid interest on, and any premiums, prepayment fees and penalties due upon prepayment and full satisfaction of, all bank or other third party indebtedness for borrowed money or capital leases of the Company and its subsidiaries, including without limitation indebtedness under any bank credit agreement and any other related agreements but not including any indebtedness (A) of up to Fifty Two Thousand Six Hundred Forty Two Dollars ($52,642) owed by the Company as a mortgage on the Real Property, (B) of up to Nine Thousand Five Hundred Twenty Three Dollars ($9,523) of capital lease obligations, (C) to trade creditors in the Ordinary Course of Business, or (D) to Employees for unreimbursed business expenses in the Ordinary Course of Business.

(ii) Not later than five (5) business days prior to the Closing, the Sellers shall deliver to Purchaser a statement setting forth the amount that would be the Indebtedness Payment were the Closing Date to be the date of such statement, and the Sellers’ good faith estimate of anticipated borrowings and repayments through the business day immediately preceding the Closing Date. On the business day immediately preceding the Closing Date, the Sellers shall deliver to Purchaser a certificate setting forth (A) the amount of the Indebtedness Payment or stating that the Indebtedness Payment will be zero, and (B) the amount of cash on hand at the Company immediately prior to the Closing that will be utilized to pay all or a portion of the Indebtedness Payment (the “Pre-Closing Cash”). The amount obtained by subtracting the amount set forth in clause (B) from the amount set forth in clause (A) shall be referred to herein as the “Net Indebtedness Payment”.

(iii) Unless the Net Indebtedness Payment is zero, at the Closing, Purchaser shall contribute to the Company an amount in cash equal to the Net Indebtedness Payment, and the Sellers shall cause the Company (A) to pay the lenders an amount in cash equal to the Indebtedness Payment and (B) to take all other action necessary to terminate, without any continuing liability of the Company or its subsidiaries thereunder, all agreements evidencing the borrowings referred to in this Section and all pledges, mortgages and security interests, if any, with respect to all such indebtedness, to effect the cancellation of all notes and other evidence of such indebtedness, to deliver appropriate evidence of cancellation to the Company and to cause the redelivery of all certificates of stock held pursuant to any such terminated stock pledge agreements.

2.3 Determination of Working Capital.

(a) Determination of Estimated Working Capital. Not later than three (3), nor more than five (5) business days prior to the Closing Date, the Company and Sellers shall prepare and deliver to Purchaser a certificate certifying the Company’s and Sellers’ good faith estimate of the Working Capital of Company as of the Closing Date (“Estimated Working Capital”), and including an estimated unaudited balance sheet of Company as of the Closing Date (“Estimated Closing Date Balance Sheet”). (For the avoidance of doubt, Estimated Working Capital shall exclude any receivables written off by the Company as uncollectible). As promptly as practicable but not later than one (1) business day prior to the Closing, Purchaser shall identify any adjustments that it believes are required to the certificate delivered by Sellers. If Sellers dispute any such adjustments, Purchaser and Sellers shall use Reasonable Best Efforts to resolve such dispute, after which Sellers shall re-deliver to Purchaser the certificate with such adjustments as the parties have agreed are appropriate. The form of certificate finally delivered pursuant to this Section 2.3(a) and acceptable to the Purchaser and the Sellers is referred to herein as the “Closing Payment Certificate. “

(b) Determination of Actual Working Capital. Within sixty (60) days after the Closing Date, Purchaser will prepare and deliver to Sellers a certificate, signed by Purchaser, certifying Purchaser’s determination of the actual Working Capital of the Company as of the Closing Date, and identifying any adjustments to the Purchase Price as a result of such amounts being greater or less than the amounts set forth on the Closing Payment Certificate. If Sellers do not object to Purchaser’s certificate within thirty (30) days after receipt, or accepts such certificate during such thirty (30) day period, the Purchase Price shall be adjusted as set forth in Purchaser’s certificate, and payment made in accordance with Section 2.5. If Sellers object to the Purchaser’s certificate, Sellers shall notify Purchaser in writing of such objection within thirty (30) days after Sellers’ receipt thereof (such notice setting forth in reasonable detail the basis for such objection). During such thirty (30) day period, Purchaser shall permit Sellers and/or any accountant engaged by Sellers at their sole discretion and cost, including by way of illustration but not limitation, the current accountants of the Company, access to such work papers, information and supporting documentation relating to the preparation of Purchaser’s certificate, as may be reasonably requested by Sellers and/or their accountants to permit Sellers and/or their accountants to review in detail the manner in which Purchaser’s certificate was prepared. Purchaser and Sellers shall thereafter negotiate in good faith to resolve any such objections. If Purchaser and Sellers are unable to resolve all of such differences within twenty (20) calendar days of Purchaser’s receipt of Sellers’ objections, the items in dispute may be referred by any party for determination as promptly as practicable to the Independent Accounting Firm, which shall be jointly engaged by Purchaser, on the one hand, and Sellers, on the other hand, pursuant to an engagement letter in customary form which each of Purchaser and Sellers shall execute; provided, however, that such engagement letter shall specifically provide that the Independent Accounting Firm owes fiduciary duties to Sellers and Purchaser. If Deloitte & Touche LLP is unable to serve as the Independent Accounting Firm, and Purchaser and Sellers have failed to reach agreement on a replacement Independent Accounting Firm within ten (10) calendar days following the termination of the twenty (20) calendar-day period referred to in the immediately preceding sentence, then Sellers and Purchaser shall cooperate in causing a replacement Independent Accounting Firm to be selected by the American Arbitration Association. At the time that the Independent Accounting Firm or any replacement Independent Accounting Firm is selected, Sellers and Purchaser shall represent and warrant to each other that the Independent Accounting Firm or replacement Independent Accounting Firm, as applicable, that has been selected, does not have a business relationship with any of the Sellers, Company or Purchaser or any Affiliate of the Sellers, Company or Purchaser. The Independent Accounting Firm shall prescribe procedures for resolving the disputed items and in all events shall make a written determination, with respect to such disputed items only, whether and to what extent, if any, the Closing Payment Certificate and the accompanying calculations of the Working Capital and/or liabilities of Company at Closing require adjustment based on the terms and conditions of this Agreement (the “Determination”). The Determination shall be based solely on presentations with respect to such disputed items by Purchaser and Sellers to the Independent Accounting Firm and not on the Independent Accounting Firm’s independent review; provided, that such presentations shall be deemed to include, without limitation, any work papers, records, accounts or similar materials delivered to the Independent Accounting Firm by Purchaser or Sellers in connection with such presentations and any materials delivered to the Independent Accounting Firm in response to requests by the Independent Accounting Firm. Each of Purchaser and Sellers shall use its Reasonable Best Efforts to make its presentation as promptly as practicable following submission to the Independent Accounting Firm of the disputed items, and each such party shall be entitled, as part of its presentation, to respond to the presentation of the other party and any question and requests of the Independent Accounting Firm. Purchaser and Sellers shall instruct the Independent Accounting Firm to deliver the Determination to Purchaser and Sellers no later than thirty (30) calendar days following the date on which the disputed items are referred to the Independent Accounting Firm. In deciding any matter, the Independent Accounting Firm (i) shall be bound by the provisions of this Section 2.3(b), (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Sellers or less than the smallest value for such item claimed by Purchaser or Sellers, and (iii) shall be bound by the express terms, conditions and covenants set forth in this Agreement, including the definition of Working Capital contained herein. In the absence of fraud or manifest error, the Determination shall be conclusive and binding upon Purchaser and Sellers. The Independent Accounting Firm shall consider only those items and amounts in the Purchaser’s certificate which Purchaser and

Sellers were unable to resolve. All fees and expenses (including reasonable attorney’s fees and expenses and fees and expenses of the Independent Accounting Firm) incurred in connection with any dispute over Purchaser’s certificate shall be borne by the parties based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party.

2.4 Adjustment to Purchase Price. The Working Capital amount determined in accordance with Section 2.3(b) (the “Actual Working Capital”) shall be used to calculate post-Closing adjustments to the Purchase Price. If the Actual Working Capital exceeds the Estimated Working Capital, then Purchaser shall pay Sellers pro rata in accordance with their ownership percentages set forth on Schedule 2.2 an amount equal to such excess difference. If the Estimated Working Capital exceeds the Actual Working Capital, then Sellers, pro rata in accordance with Schedule 2.2 shall pay Purchaser an amount equal to such deficiency. All payments to be made to either Purchaser or Sellers pursuant to this Section 2.4 shall be made by wire transfer of immediately available funds to Sellers’ accounts or Purchaser’s account, as applicable, within three (3) business days after the date on which Actual Working Capital is finally determined pursuant to Section 2.3 above.

2.5 Bonus Payments On or Before Closing. Company shall pay, on or before the Closing, any severance or bonus payments required to be paid to employees for employees who cease their employment as of or prior to Closing.

2.6 Earn-Out.

(a) If prior to the Closing Date, (i) the Company has elected to protest the March 2004 loss of the Defense Advanced Research Projects Agency (“DARPA”) Contract – solicitation number N00174-03-R-0044 (the “DARPA Contract”) through litigation or other administrative procedure (the “Protest”), (ii) such Protest has not been finally and non-appealably resolved as of the Closing Date and (iii) as a result of such Protest the Company, or any of its successors or Affiliates, is, on or before the final and non-appealable resolution of the Protest (“Earn-Out End Date”), awarded a contract by DARPA (the “Earn-Out Contract”) for similar work as the DARPA Contract and for the same customer as the DARPA Contract, with such work being of at least the same value as the DARPA Contract, namely with an estimated total gross revenue during the term of the Earn-Out Contract of at least Thirty One Million Two Hundred Thirteen Thousand Eight Hundred Fifty Dollars ($31,213,850) (the “Target Earn-Out Contract Requirements”), then Purchaser shall have an obligation (the “Earn-Out Obligation”) to pay to the Sellers, within sixty (60) business days after the final and non-appealable award of the Earn-Out Contract to the Company, or any of its successors or Affiliates, (i) Five Hundred Thousand Dollars ($500,000) (the “Maximum Earn-Out Cash Payment”) and (ii) such number of shares of Purchaser Common Stock having a value of One Million Five Hundred Thousand Dollars ($1,500,000), with such value being determined in accordance with the Earn-Out Valuation (the “Maximum Earn-Out Purchaser Common Shares”) ((i) and (ii) together are referred to as the “Maximum Earn-Out Consideration”). In the event that the actual estimated total gross revenue during the term of the Earn-Out Contract (the “Actual Earn-Out Contract Requirements”) is for a greater amount of estimated total gross revenue during the term of the Earn-Out Contract than the Target Earn-Out Contract Requirements, Purchaser shall have an

Earn-Out Obligation to the Sellers equal to the Maximum Earn-Out Consideration. In the event that the Actual Earn-Out Contract Requirements are for a lower amount of estimated total gross revenue during the term of the Earn-Out Contract than the Target Earn-Out Contract Requirements, Purchaser shall have a reduced Earn-Out Obligation to the Sellers (the “Actual Earn-Out Consideration”) determined as follows: The Maximum Earn-Out Consideration shall be multiplied by a fraction, the numerator of which shall be the Actual Earn-Out Contract Requirements and the denominator shall be the Target Earn-Out Contract Requirements, but in no event shall the Actual Earn-Out Consideration be greater than the Maximum Earn-Out Consideration. The Actual Earn-Out Consideration shall be paid (i) twenty five percent (25%) in cash (the “Actual Earn-Out Cash Payment”) and (ii) seventy five percent (75%) in shares of Purchaser Common Stock, with such value being determined in accordance with the Earn-Out Valuation (the “Actual Earn-Out Purchaser Common Shares”). In no event shall Purchaser be obligated to issue or deliver any fractional shares of Purchaser Common Stock. All obligations on Purchaser to issue and deliver Purchaser Common Stock shall be rounded down to the nearest whole number and Purchaser shall pay cash for what would have been an obligation to deliver a fractional share. In the event that Purchaser or the Company or any of their successors or Affiliates are awarded any contract by DARPA unrelated to the Protest, Purchaser shall have no Earn-Out Obligation to the Sellers. Any dispute between Purchaser and the Sellers regarding whether Purchaser shall or shall not have an Earn-Out Obligation to the Sellers shall be resolved by the Independent Accounting Firm in a similar manner as set forth in Section 2.3(b) above.

(b) Purchaser shall pay the Actual Earn-Out Consideration or the Maximum Earn-Out Consideration, as the case may be, as follows: (A) the pro rata share of the Actual Earn-Out Cash Payment or the Maximum Earn-Out Cash Payment, as the case may be, applicable to each Seller (as set forth on Schedule 2.2) shall be paid by wire transfer of immediately available funds to each Seller to an account designated by him; and (B) stock certificates representing the pro rata share applicable to each Seller of an aggregate of the Actual Earn-Out Purchaser Common Shares or the Maximum Earn-Out Purchaser Common Shares, as the case may be, shall be issued and delivered to each Seller in accordance with Schedule 2.2.

2.7 Form of Payments. All cash payments hereunder shall be made by delivery to the recipient by depositing, by bank wire transfer, the required amount (in immediately available funds) in an account of the recipient, which account shall be designated by the recipient in writing at least three (3) business days prior to the date of the required payment; provided, that, in the case of each payment to be made to Sellers hereunder, such payments shall be made pro rata based on the number of shares of Company Common Stock owned by each of Sellers as reflected in Schedule 2.2 hereto.

3. REPRESENTATIONS AND WARRANTIES OF COMPANY AND SELLERS. Company and each of Sellers jointly and severally represent and warrant to Purchaser the following matters. For purposes of Sections 3.6 through and including 3.14, Section 3.16, Sections 3.17 through and including 3.22, Sections 3.24 through and including 3.30 and Sections 3.33 through and including 3.37 (including all definitions referenced therein), the term “Company” shall also be deemed to include any Person in which Company currently holds, or in the past held, an interest. These representations and warranties, and the information in the Disclosure Schedules referenced therein, are current as of the date of this Agreement and as of the Closing Date except to the extent that a representation, warranty or Schedule expressly states that such representation or warranty, or information in such Schedule, is current only as of an earlier date or as of the date of this Agreement.

3.1 Organization.

(a) Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration. The Company is qualified or registered to do business in each jurisdiction listed on Schedule 3.1. The Company has full power and authority to own, lease and operate its property and Company has full corporate power and authority to carry on its business as now conducted and to enter into and to perform this Agreement. The address of Company’s principal office and all of Company’s additional places of business are listed on Schedule 3.1. Except as set forth on Schedule 3.1, during the past five (5) years, Company has not been known by or used any corporate, fictitious or other name in the conduct of Company’s business or in connection with the use or operation of the Assets.

(b) Company has no Affiliates other than Information Analysis, Inc. (“IAI”). IAI has no contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, licenses, franchises, leases, assets or other instruments, obligations, rights or entitlements of any kind, written or oral (including any amendments and other modifications thereto), with Company, which are used by Company or which are useful or of benefit to Company, except for IAI’s Trademarks; provided, however, that prior to Closing, IAI’s entire right, title and interest in and to such Trademarks will be transferred and assigned by IAI to Company without cash consideration free and clear of any and all Liens in accordance with the terms and conditions of that certain deed of assignment agreement in the form attached hereto as Exhibit K (the “Deed of Assignment”).

3.2 Authorization; Corporate Documentation.

(a) Company and each Seller has the requisite corporate or other power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the other Transaction Documents by Company and each Seller, and Company’s and each Seller’s consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate or other action of Company and each Seller.

(b) The copies of the Articles of Incorporation of Company and all amendments thereto, as certified by the State of Maryland State Department of Assessments and Taxation, and the Bylaws of Company, as amended to date and certified by its corporate secretary, copies of which have heretofore been delivered to Purchaser, are true, complete and correct copies of the Articles of Incorporation and Bylaws of Company, as amended through and in effect on the date hereof and as of the Closing Date.

(c) The minute books and records of the corporate proceedings of Company, copies of which have been delivered to Purchaser and originals of which will be delivered to Purchaser on the Closing Date are true, correct and complete. There have been no changes, alterations or additions to such minute books and records of the corporate proceedings of Company on or prior to the Closing Date that have not been furnished to Purchaser’s counsel.

3.3 Title to the Company Common Stock. Sellers own good, valid and marketable title to the Company Common Stock, free and clear of any and all Liens (including any spousal interests (community or otherwise)) and upon delivery of the Company Common Stock to Purchaser on the Closing Date in accordance with this Agreement and upon Purchaser’s delivery of the Closing Payment to the Sellers at the Closing pursuant to Section 2.2(c), the entire legal and beneficial interest in the Company Common Stock and good, valid and marketable title to the Company Common Stock, free and clear of all Liens (including any spousal interests (community or otherwise)), will pass to Purchaser. There are no actual or potential Liens on the Company Common Stock or Assets and there are no actual or potential Losses to Company as a result of (i) Company having done business in other than its legal corporate name or (ii) the existence of Brogan Associates, Inc., a Commonwealth of Pennsylvania corporation.

3.4 Capitalization. The authorized capital stock of Company consists of one thousand (1,000) shares of Series A Common Stock, having no par value per share and one thousand (1,000) shares of Series B Common Stock, having no par value per share. Schedule 3.4 sets forth, as of the date hereof, all of the issued and outstanding Company Common Stock and the owners of record of such Company Common Stock. The Company Common Stock to be delivered by Sellers to Purchaser constitutes all outstanding shares of capital stock of Company and there are no outstanding options or other rights to subscribe for or purchase any capital stock or other equity interests of Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of Company. The Company Common Stock (i) has been duly and validly issued; (ii) is fully paid and nonassessable; (iii) is held beneficially and of record by Sellers; and (iv) was not issued in violation of any preemptive rights or rights of first refusal or first offer. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Company, nor are there any voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company Common Stock. There are no options, warrants or other rights to subscribe for or purchase any capital stock or other equity interests of Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of Company, or preemptive rights or rights of first refusal or first offer nor are there any contracts, commitments, agreements, understandings, arrangements or restrictions to which Company or any Seller is a party or by which Company or any Seller is bound relating to any shares of the Company Common Stock or any other equity securities of Company, whether or not outstanding. All of the Company Common Stock and other securities of Company have been granted, offered, sold and issued in compliance with all applicable foreign, state and federal securities Laws.

3.5 Binding Agreement. This Agreement has been duly executed by Company and Sellers and delivered to Purchaser, and constitutes the legal, valid and binding agreement of Company and Sellers, enforceable against Company and Sellers in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon execution and delivery at the Closing by Company and/or each Seller which is a party thereto, each other Transaction Document to which Company or any Seller is, or is specified to be, a party, will be duly and validly executed by Company and each Seller which is a party thereto and delivered to Purchaser on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) each Seller’s and Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

3.6 No Breach. Except as set forth on Schedule 3.6, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by Company and Sellers do not and will not (A) violate or conflict with Company’s Articles of Incorporation or Bylaws, any organizational or other constituent document of any Seller or any law, statute, rule, regulation, ordinance, code, directive, writ, injunction, settlement, permit, license, decree, judgment or order (collectively, “Laws”) of any Governmental Authority to which Company, Sellers, the Company Common Stock or the Assets are subject, or by which Company, Sellers, the Company Common Stock or Assets may be bound, (B) (with or without giving notice or the lapse of time or both) breach or conflict with, constitute or create a default, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract, agreement, or other commitment to which Company or Sellers is a party or by which Company, Sellers, the Company Common Stock or the Assets may be bound, (C) result in the imposition of a Lien on the Company Common Stock or the Assets or (D) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or third party.

3.7 Permits. Company owns or possesses all right, title and interest in all Permits required to own the Assets and conduct Company’s business as now being conducted and as presently proposed to be conducted. All Permits of Company are listed on Schedule 3.7 and are valid and in full force and effect. No loss or expiration of any Permit is pending or, to the Knowledge of any Seller or Company, threatened or reasonably foreseeable (including, without limitation, as a result of the transactions contemplated hereby) other than expiration in accordance with the terms thereof, which terms do not cause such Permit to expire as a result of the consummation of the transactions contemplated hereby.

3.8 Compliance With Laws. Except as set forth in Schedule 3.8, Company and Sellers have complied with all Laws of any Governmental Authority applicable to Company, the Company Common Stock, its business and the Assets. Specifically, but without limitation, Company and Sellers have, in the conduct of Company’s business, complied with International Traffic in Arms Regulation and all applicable Laws relating to the employment of labor, including those concerning wages, hours, equal employment opportunity, pension and welfare benefit plans (including the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (“ERISA”)) and the payment of Social Security and similar taxes, and Company is not liable for any arrearages of wages or any tax penalties due to any failure to comply with any of the foregoing.

3.9 Title to and Sufficiency of Assets. Except as set forth on Schedule 3.9, Company has good and marketable title to all of the Assets (excluding Intellectual Property which is addressed in Section 3.12 hereof), free and clear of all Liens other than Permitted Liens. The Assets constitute all of the assets, rights and properties that are used in the operation of Company’s business as it is now conducted or that are used or held by Company for use in the operation of Company’s business. Except as set forth on Schedule 3.9, immediately following the Closing, all of the Assets will be owned, leased or available for use by Purchaser on terms and conditions substantially identical to those under which, immediately prior to the Closing, Company owns, leases, uses or holds available for use such Assets. Prior to Closing, Company shall transfer to Sellers those specific Assets listed on Schedule 3.9 in accordance with the terms and conditions of that certain bill of sale agreement in the form attached hereto as Exhibit H (the “Bill of Sale”).

3.10 Condition of Personal Property. Except as set forth in Schedule 3.10, all items of Personal Property with a value greater than One Thousand Dollars ($1,000) individually used or useful in the operation of Company’s business, are in good operating condition and repair (reasonable wear and tear excepted), and are suitable for their intended use.

3.11 Accounts Receivable. All accounts receivable of Company shown on all balance sheets included in the Financial Statements arose from sales actually made or services actually performed in the Ordinary Course of Business and are valid receivables. All accounts receivable of the Company as of April 23, 2004 are set forth on Schedule 3.11 and (i) are subject to no valid setoffs or counterclaims and (ii) have been collected or are fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of Company.

3.12 Intellectual Property.

(a) Disclosure.

(i) Schedule 3.12(a)(i) sets forth all United States and foreign patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications, and copyright registrations and applications owned or licensed by Company or otherwise used or held for use by Company, specifying as to each item, as applicable: (A) the nature of the item, including the title; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates.

(ii) Schedule 3.12(a)(ii) sets forth all licenses, sublicenses and other agreements or permissions (“IP Licenses”) under which Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and for each such IP License, describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) the scope of such licenses, sublicenses and other agreements or permissions granted.

(b) Ownership. Company owns, free and clear of all Liens, has valid and enforceable rights in, and/or has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property, except for the Intellectual Property that is the subject of the IP Licenses.

(c) Licenses. Company has a valid and enforceable license to use all Intellectual Property that is the subject of the IP Licenses. Company has substantially performed all material obligations imposed on it in the IP Licenses, has made all payments required to date, and is not, nor to Company’s Knowledge is another party thereto, in material breach or default thereunder in any respect, nor is there any event which with notice or lapse of time or both would constitute a material default thereunder. The continued use by the Purchaser of the Intellectual Property that is the subject of the IP Licenses is not restricted by any applicable license.

(d) Registrations. All registrations for Copyrights, Patents and Trademarks are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind.

(e) Claims.

(i) No claim or action is pending or threatened and neither Company nor any Seller knows of any basis for any claim that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property, and no item of Intellectual Property is subject to any outstanding order, ruling, decree, stipulation, charge or agreement restricting in any manner the use, the licensing, or the sublicensing thereof.

(ii) Neither Company nor any Seller has received any notice that it has infringed upon or otherwise violated the intellectual property rights of third parties or received any claim, charge, complaint, demand or notice alleging any such infringement or violation, or knows of any basis for any such claim.

(iii) No third party is infringing upon or otherwise violating any Intellectual Property.

(iv) Company’s products have been marked as required by the applicable Patent statute and Company has given the public notice of its Copyrights and notice of its Trademarks as required by the applicable Trademark and Copyright statutes.

(f) No Infringement of Intellectual Property of Others. To the Knowledge of Company and Sellers, none of the Intellectual Property, products or services owned, used, developed, provided, sold or licensed by Company, or made for, used or sold by or licensed to Company by any Person infringe upon or otherwise violate any intellectual property rights of any third party.

(g) Administration and Enforcement. Company has taken all reasonable actions to maintain and protect the Intellectual Property.

(h) Software. All Software owned by Company is described in Schedule 3.12(h). Except as set forth on Schedule 3.12(h), (i) such Software is not subject to any transfer, assignment, site, equipment, or other operational limitations; (ii) to the Knowledge of Company and Sellers, Company has the most current copy or release of the Software so that the same may be subject to registration in the United States Copyright Office; (iii) the Software includes all information sufficient to use such Software in the conduct of the business or operations of Company as of the date of this Agreement; (iv) there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Software by any third party; and (v) the Software is free from any material defect and, to the Knowledge of Company and Sellers, does not contain any mechanism for viruses, worms, time bombs, or unauthorized backdoor access that could be used to interfere with the operation of such Software, and performs in general conformance with its documentation as respects the functionality and purposes for which such Software is currently used by Company.

(i) Trade Secrets. Except as disclosed on Schedule 3.12(i) or as required pursuant to the filing of any Patent application, regarding Company’s Trade Secrets: (i) Company has taken all commercially reasonable actions to protect such Trade Secrets from unauthorized use or disclosure; (ii) to the Knowledge of Company and Sellers, there has not been an unauthorized use or disclosure of such Trade Secrets; (iii) Company has the sole and exclusive right to bring actions for infringement or unauthorized use of such Trade Secrets; (iv) to the Knowledge of Company and Sellers, none of such Trade Secrets infringes upon or otherwise violates valid and enforceable intellectual property or trade secrets of others; and (v) Company is not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, will be, in violation of any agreement relating to such Trade Secrets.

(j) Employees, Consultants and Other Persons. As of the date hereof, each present or past employee, officer, consultant or any other Person who developed any part of any Intellectual Property, either: (i) is a party to an agreement that conveys or obligates such Person to convey to Company any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment with or engagement on behalf of the Company; (ii) as to copyrighted or copyrightable material created in the course of such Person’s employment with or engagement on behalf of Company is a party to a “work made for hire” agreement pursuant to which Company is deemed to be the original owner/author of all proprietary rights in such material; or (iii) otherwise has by operation of law vested in Company any and all right, title and interest in and to all such Intellectual Property developed by such Person in connection with such Person’s employment with, or engagement on behalf of, Company. Company and Sellers have, in accordance with Section 3.27(a) hereof, provided Purchaser true and complete copies of all written Contracts referenced in subsections (i) and (ii) above.

(k) Employee Breaches. To the Knowledge of Sellers and Company, no employee of Company has transferred Intellectual Property or confidential or proprietary information to Company or to any third party in violation of any law or any term of any employment agreement, Patent or invention disclosure agreement or other contract or agreement relating to the relationship of such employee with Company or any prior employer.

(l) Related Parties; etc. Company does not use any Intellectual Property owned by any director, officer, employee or consultant of Company. At no time during the conception or reduction to practice of any of the Intellectual Property owned by Company was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Authority or subject to any employment agreement, invention assignment, nondisclosure agreement or other contract with any Person that could adversely affect the rights of Company to any Intellectual Property.

(m) Transfer. The execution by Company and Sellers of this Agreement will not result in the loss or impairment of the rights of Company to own or use any of the Intellectual Property, and Company is not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder will be, in violation of any IP License.

3.13 Contracts. Schedule 3.13 identifies or describes all of the Contracts (including, but not limited to, all Contracts relating to Intellectual Property but excluding all Government Contracts and Leases) in effect on the date of this Agreement that provide for continuing obligations by or rights of any party thereto. Company and Sellers have provided Purchaser true and complete copies of all written Contracts set forth on Schedule 3.13 (including any and all amendments and other modifications to such Contracts) and true and correct summaries of all non-written Contracts set forth on Schedule 3.13 (including such oral Contracts related to Intellectual Property). All of Company’s oral Contracts are identified in the Disclosure Schedules, other than those oral Contracts which (a) may be terminated at any time without any requirement that the Company make any payments thereunder except in connection with products purchased or services rendered prior to the date of termination and (b) do not relate to Intellectual Property. Company has all the Contracts it needs to carry on Company’s business as now being conducted. All of the Contracts set forth on Schedule 3.13 are in full force and effect, and are valid, binding, and enforceable in accordance with their terms, except to the extent that the enforceability thereof may be affected by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by court-applied equitable principles. There exists no breach, default or violation on the part of Company or, to the Knowledge of Company or Sellers, on the part of any other party to any Contract set forth on Schedule 3.13 nor has Company received notice of any breach, default or violation. Except as expressly identified on Schedule 3.13, (i) Company has not received notice of an intention by any party to any Contract set forth on Schedule 3.13 that provides for a continuing obligation by any party thereto on the date hereof to terminate such Contract or amend the terms thereof, other than modifications in the Ordinary Course of Business that do not adversely affect Company and (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity, enforceability and continuation of the Contracts set forth on Schedule 3.13 on the same terms applicable to such Contracts as of the date hereof. Company has not waived any rights under any Contract set forth on Schedule 3.13. To the Knowledge of Sellers and Company, no event has occurred which either entitles, or would, with notice or lapse of time or both, entitle any party to any Contract set forth on Schedule 3.13 (other than Company) to declare breach, default or violation under any Contract or to accelerate, or which does accelerate, the maturity of any indebtedness of Company under any such Contract. There are no existing powers of attorney executed on behalf of Company.

3.14 Litigation. Except as described on Schedule 3.14, there is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement, rule or order or investigation of any nature pending, rendered since January 1, 2001, or, to Company’s or Sellers’ Knowledge, threatened by or against Company, its directors, officers or stockholders (provided that any litigation involving the directors, officers or stockholders of Company must be related to Company’s business, the Company Common Stock or the Assets), Company’s business, the Company Common Stock or the Assets. The items listed on Schedule 3.14 will not have, either individually or in the aggregate, have a Material Adverse Effect on Company. There are no writs, injunctions, decrees, arbitration decisions, unsatisfied judgments or similar orders outstanding against Company, the Company Common Stock, Company’s business or the Assets.

3.15 Financial Statements. Schedule 3.15 sets forth true, correct and complete copies of (a) the audited balance sheet, income statement and statement of cash flows of Company as of and for the year ended June 30, 2001 (including any related notes and schedules), (b) the audited balance sheet, income statement and statement of cash flows of Company as of and for the year ended June 30, 2002 (including any related notes and schedules), (c) the audited balance sheet, income statement and statement of cash flows of Company as of and for the year ended June 30, 2003 (including any related notes and schedules) and (d) unaudited balance sheet, income statement and statement of cash flows of Company as of March 26, 2004 (the “Statement Date”) and for the period from July 1, 2003 to March 26, 2004 (collectively, the “Financial Statements”). For purposes of this Agreement, the Estimated Closing Date Balance Sheet, when delivered, shall be included in the definition of Financial Statements. The Financial Statements were prepared in accordance with the books and records of Company, are true, correct and complete in all material respects, and present fairly the financial condition and the results of operations of Company as of the respective dates thereof. The Financial Statements have been prepared in accordance with GAAP, consistently applied throughout and among the periods indicated (provided that the unaudited statements do not contain footnotes required by GAAP).

3.16 Liabilities. Company has no liabilities, obligations or commitments of any nature (whether absolute, accrued, contingent or otherwise, whether matured or unmatured and whether due or to become due), including, without limitation, tax liabilities due or to become due, except (a) liabilities that are accrued and reflected on the unaudited balance sheet and statement of income of Company as of and for the period ended on the Statement Date, (b) liabilities that are listed on Schedule 3.16 to this Agreement, (c) liabilities that have arisen in the Ordinary Course of Business (other than liabilities for breach of any Contract) and which do not, individually or in the aggregate have a Material Adverse Effect on Company since the Statement Date, or (d) obligations to perform after the date hereof any Contracts which are required to be or are disclosed on Schedule 3.13. Company is not a guarantor nor is it otherwise liable for any obligation (including indebtedness) of any other Person. No Seller has any claim or action against Company (other than a claim for compensation due in the Ordinary Course of Business to the extent that such amount is reflected on the Estimated Closing Date Balance Sheet).

3.17 Tax Matters.

(a) All Tax Returns of or with respect to the Company have been properly prepared and timely filed. All such Tax Returns are true, correct and complete in all material respects. The Company has paid or withheld (or caused to be paid or withheld) all Taxes shown on such Tax Returns as due and payable.

(b) Company has fully and timely paid (or adequately reserved for in the Ordinary Course of Business) Taxes owed by Company for all taxable periods through and including the Closing Date, except for such Taxes, if any, as are being contested in good faith.

(c) Company has given or otherwise made available to Purchaser true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies for Company’s past three years.

(d) Company has made all required estimated Tax payments sufficient to avoid any underpayment penalties.

(e) None of the Sellers is a “foreign person” within the meaning of Section 1445 of the Code.

(f) Except as set forth on Schedule 3.17(f), neither the Company nor its predecessor is now or has at any time been a member of any affiliated, consolidated, combined or unitary group as defined in Section 1504 of the Code and the Treasury regulations promulgated thereunder.

(g) Company is not a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, “Tax Sharing Agreements”), and does not have any liability for Taxes of any Person as a transferee or successor, by contract, or otherwise.

(h) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to Company for any taxable period and no request for any such waiver or extension is currently pending.

(i) No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign law has been entered into by or with respect to Company.

(j) Except as set forth in Schedule 3.17(j), no audit or other proceeding by any Governmental Authority is pending or threatened with respect to any Taxes due from or with respect to Company, and Company has not received any notification that such an audit or proceeding may be commenced, with respect to any Taxes due from or with respect to Company and all deficiencies for Taxes asserted or assessed against Company have been fully and timely paid, settled or properly reflected in the Financial Statements.

(k) Company has not agreed to and/or is not required to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision), there is no application pending with any Governmental Authority requesting permission for any such change in any accounting method of the Company and no Governmental Authority has proposed any such adjustment or change in accounting method.

(l) Company has withheld (or will withhold) from its employees, independent contractors, creditors, stockholders and third parties and timely paid (or will timely pay) to the appropriate taxing authority proper and accurate amounts in all respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and has complied in all respects with all Tax information reporting provisions of all applicable Laws. Except as set forth in Schedule 3.17(l), Company is not, nor has it received any notice that it is, in violation (or with notice will be in violation) of any applicable Law relating to the payment or withholding of Taxes.

(m) There is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Company by reason of Section 280G of the Code.

(n) Company has not filed a consent under Section 341(f) of the Code.

(o) Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified Section 897(c)(1)(A)(ii) of the Code.

(p) There are no Liens for Taxes upon the assets or properties of Company, except for statutory Liens for current Taxes not yet due, and Company and each Seller have no Knowledge of any claim relating to Taxes that, if adversely determined, would result in any Lien on any of the assets or properties of Company.

(q) Company has not entered into a transaction that is being accounted for under the installment method of Section 453 of the Code or similar provision of state, local or foreign law.

(r) Any adjustment of Taxes of Company made by a Governmental Authority, which adjustment is required to be reported to the appropriate state, local, or foreign taxing authorities, has been so reported.

3.18 Insolvency Proceedings. Neither Company, Sellers nor any of the Company Common Stock or the Assets is the subject of any pending, rendered or threatened insolvency proceedings of any character. Neither Company nor Sellers has made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings. Neither Company nor any Sellers is insolvent and neither will become insolvent as a result of entering into this Agreement.

3.19 Employee Benefit Plans; ERISA.

(a) Set forth on Schedule 3.19(a) is a true and complete list of each deferred compensation, executive compensation, incentive compensation, stock purchase or other stock-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including, without limitation, each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by Company for the benefit of any employee or terminated employee of Company, or with respect to which Company has any liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not (collectively, the “Benefit Plans”).

(b) With respect to each Benefit Plan, there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Financial Statements. Company is not and has not in the past been a member of a “controlled group” for purposes of Section 414(c) of ERISA, nor does Company have any liability with respect to any collectively-bargained for plans subject to the provisions of ERISA.

(c) Each Benefit Plan is in compliance with all applicable Laws, including, without limitation, ERISA and the Code. Each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable determination letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Code Section 501(a) or Company has requested an initial favorable IRS determination of qualification and/or exemption. None of Company or any of Sellers knows of any fact which would adversely affect the qualified status of such Benefit Plans or the exempt status of such trusts, and Company has received a favorable IRS determination as to the qualified status of each such Benefit Plan with respect to the Tax Reform Act of 1986 and subsequent amendments to the Code. The preceding sentence does not apply to any deferred compensation plan or incentive compensation plan, which are not intended to be and are not “qualified” plans.

(d) With respect to each Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of Company, Sellers have delivered or made available (or have caused Company to have delivered or made available) to Purchaser accurate and complete copies, if applicable, of: (i) all Benefit Plan texts and agreements and related trust agreements or annuity contracts; (ii) all summary plan descriptions and material modifications thereto; (iii) the most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent determination letter received from the IRS; (vi) the most recent actuarial valuation; and (vii) all communications with any Governmental Authority.

(e) With respect to each Benefit Plan: (i) such Benefit Plan has been administered and enforced in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no dispute is pending, or to the Knowledge of any of Sellers or Company, threatened; (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made as required under ERISA or have been fully accrued on the Financial Statements.

(f) At no time has the Company maintained or participated in or been required to contribute to a “defined benefit plan” (as defined in Code Section 414(j)), a “multiemployer plan” (as defined in ERISA Section 3(37)) or a “multiple employer plan” (as described in Code Section 413(c)) or other plan or arrangement subject to Title IV of ERISA or Code Section 412. No Benefit Plan will become a multiple employer plan with respect to Company immediately after the Closing Date.

(g) There is no arrangement under any Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Code Section 280(G) or 162(m) would not be deductible by Company.

(h) With respect to each Benefit Plan which is a “welfare plan” (as described in ERISA Section 3(1)): (i) no such plan provides medical or death benefits with respect to current or former employees of Company beyond their termination of employment (other than coverage mandated by law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan.

(i) Except as disclosed on Schedule 3.19(i), the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Code section 280G(b)(1); or (iv) constitute or involve a prohibited transaction (as defined in ERISA Section 406 or Code Section 4975), or constitute or involve a breach of fiduciary responsibility within the meaning of ERISA section 502(l) or otherwise violate Part 4 of Subtitle B of Title I of ERISA.

3.20 Insurance.

(a) Schedule 3.20(a) lists all insurance policies (by policy number, insurer, location of property insured, annual premium, premium payment dates, expiration date, type (i.e., “claims made” or an “occurrences” policy), amount and scope of coverage) held by Company relating to the Assets and the business, properties and employees of Company, copies of which have been provided to Purchaser. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect as of the Closing and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby. Company is not in default with respect to its obligations under any insurance policy, nor has the Company been denied insurance coverage. Company does not have any self-insurance or co-insurance programs. In the three (3) year period ending on the date hereof, Company has not received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the Ordinary Course of Business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy, or requiring or suggesting material alteration of any of Company’s assets, purchase of additional equipment or material modification of any of Company’s methods of doing business. Company has not made any claim against an insurance policy as to which the insurer is denying coverage.

(b) Schedule 3.20(b) identifies each insurance claim made by the Company since January 1, 2001. To the Knowledge of the Sellers and to Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for any such insurance claim.

3.21 Environmental Matters.

(a) There are no investigations, inquiries, administrative proceedings, actions, suits, claims, legal proceedings or other proceedings pending or, to the Knowledge of Sellers or Company, threatened against any of Company or Sellers under or relating to Environmental Laws including without limitation those that involve or relate to Environmental Conditions, Environmental Noncompliance or the release, use, disposal or arranging for disposal of any Hazardous Materials on or from the Real Property, any real property constituting or connected with the Leased Premises or any other real property or facility formerly owned, leased or used by Company.

(b) There are no Hazardous Materials that have been released or are being stored or are otherwise present on, under or about the Real Property, any real property constituting or connected with the Leased Premises, and Hazardous Materials have not been released, stored or are otherwise present on, under or about any real property formerly owned, leased or operated by Company. The Real Property has been maintained in, and Company is and has at all prior times otherwise been in, compliance with all applicable Environmental Laws. Each of the Leased Premises, during the period it was leased by Company, has been maintained in, and Company is and has at all prior times otherwise been in, compliance with all applicable Environmental Laws.

(c) Company has not disposed of, or arranged to dispose of, Hazardous Materials in a manner or to a location that could reasonably be expected to result in liability to Company under or relating to Environmental Laws. Neither any Seller nor the Company has any environmental audits, reports or other material environmental documents relating to Company’s past or current properties, facilities or operations.

(d) Except as set forth in Schedule 3.21, Company has not assumed, contractually or by operation of Law, any liabilities or obligations under any Environmental Laws.

3.22 Real Estate.

(a) Leased Premises. Schedule 3.22(a) contains a complete and accurate list of all premises leased by Company for the operation of Company’s business (the “Leased Premises”), and of all leases related thereto (collectively, the “Leases”). Company has delivered to the Purchaser a true and complete copy of each of the Leases, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(b) Leases Binding. The Leases (i) are valid, binding and enforceable in accordance with their terms and are in full force and effect; (ii) no event of default has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder on the part of Company or Sellers; and (iii) Company and Sellers have no Knowledge of the occurrence of any event of default which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder by any other party. The current annual rent and term under each Lease are as set forth on Schedule 3.22(a). Schedule 3.22(a) separately identifies all Leases for which consents or waivers must be obtained on or prior to the Closing Date (or which have been obtained) in order for such Leases to continue in effect according to their terms after the Closing Date. Company has not waived any rights under any Lease which would be in effect on or after the date of this Agreement. No event has occurred which either entitles, or would, on notice or lapse of time or both, entitle the other party to any Lease with Company to declare a default or to accelerate, or which does accelerate, the maturity of any indebtedness of Company under any Lease.

(c) Leased Improvements and Fixtures. The Leased Improvements are (i) structurally sound with no known defects; (ii) in good operating condition and repair, subject to ordinary wear and tear; (iii) not in need of maintenance or repair except for ordinary routine maintenance and repair; and (iv) in conformity with all applicable Laws relating thereto currently in effect. All of the Leased Improvements on the Leased Premises are located entirely on such Leased Premises.

(d) Owned Real Property. Schedule 3.22(d) contains a complete and accurate list of all Real Property owned by Company. For purposes of this Agreement, the term “Real Property” shall be defined, collectively, as: (i) the land that is located at 9600, 9602, 9604 and 9606 Pennsylvania Avenue, Upper Marlboro, Maryland 20772, and is legally and more particularly described in Exhibit F together with all easements, benefits, rights and privileges appurtenant thereto (collectively, the “Land”); (ii) all improvements, buildings, structures, utilities and amenities (collectively, “Improvements”) owned by Company existing and/or constructed on the Land; (iii) all contracts relating to the operation and maintenance of the Land and the Improvements, to the extent that Company does not terminate the same in conformity with the terms hereof (collectively, the “Service Contracts”); (iv) all Personal Property owned by Company, located at the Land and the Improvements, and used in connection with operation of the Land and the Improvements, other than those items which are owned by occupancy tenants, if any, of the Land and the Improvements or their invitees, if any, or the management company, if any, retained by Company to manage the Land and the Improvements; (v) all warranties, guaranties, bonds, claims and rights, if any, in favor of Company relating to the construction, maintenance, operation or repair of the Land and the Improvements or any component thereof; (vi) all of Company’s right, title and interest in and to any drawings, plans, specifications, surveys, manuals and contracts relating to construction, maintenance and operation of the Land and the Improvements that are in Company’s possession and control; (vii) all operating licenses and/or permits relating to the Land and the Improvements or any portion thereof; (viii) all of Company’s interest in and under all leases and occupancy agreements with tenants or prospective tenants, if any, of the Land and the Improvements including unapplied security deposits held by Company in connection therewith; (ix) all business and operating records pertaining to the Land and the Improvements; and (x) all other tangible and intangible property or rights which Company owns or in which Seller has an interest in connection with its ownership and operation of the Land and the Improvements.

(e) Service Contracts. Company has delivered to the Purchaser a true and complete copy of each of the Service Contracts, and in the case of any oral Service Contract, a written summary of the material terms of such Service Contract. The Service Contracts (i) are valid, binding and enforceable in accordance with their terms and are in full force and effect; (ii) no event of default has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder on the part of Company or Sellers; and (iii) Company and Sellers have no Knowledge of the occurrence of any event of default which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder by any other party.

(f) Improvements. The Improvements are (i) structurally sound with no known defects; (ii) in good operating condition and repair, subject to ordinary wear and tear; (iii) not in need of maintenance or repair except for ordinary routine maintenance and repair; and (iv) in conformity with all applicable Laws relating thereto currently in effect. All of the Improvements that are included within the Real Property are located entirely on the Land.

(g) Existing Title Policy. Company currently has and at Closing will continue to have good and marketable title in fee simple to the Real Property. The existing title insurance policy (the “Existing Title Policy”) with respect to the Real Property is attached hereto as Exhibit G and is the only title insurance commitment issued to Company with respect to the Real Property. Except as reflected in the Existing Title Policy, neither Company nor Seller have, and on or prior to Closing shall not, (i) grant any easements and/or rights-of-way and/or other encumbrances over or through the Real Property, (ii) enter into any agreements or any proffers or other commitments affecting the Real Property, (iii) further encumber the Real Property, (iv) construct or install any improvements or allow any existing improvements or natural deposits to be wasted, removed, sold or in any way encumbered, or (v) make or permit any changes, modifications, additions or deletions to the approved site plan or any other governmental approval for the Real Property.

(h) No Breach. Except as set forth on Schedule 3.22(d) hereto, with respect to any agreements, arrangements, contracts, covenants, conditions, deeds, deeds of trust, rights of way, easements, mortgages, restrictions, surveys, title insurance policies, and other documents granting to Company title to or an interest in or otherwise affecting the Real Property, no material breach or event has occurred that with the giving of notice, the lapse of time, or both, would constitute a breach or event of default by Company, or, to the Knowledge of Company and Sellers, any other person or entity.

(i) Tenants. Except as set forth on Schedule 3.22(d), there are no parties in possession of any portion of the Real Property as lessees, tenants at sufferance, or to the Knowledge of Company and Sellers, trespassers.

(j) Other Obligations. Except as set forth on Schedule 3.22(d), there are no unpaid charges, debts, liabilities, claims or obligations arising from the ownership, use, or operation of the Real Property. Except as set forth on Schedule 3.22(d), the Real Property is not subject to any condition or obligation to any governmental authority or other person requiring the owner or any transferee thereof to donate land, money, or other property or to make off-site public improvements.

(k) Condemnation. The Real Property is not subject to, nor have Sellers and/or Company received any notice from any Governmental Authority concerning or threatening condemnation proceedings or the taking of the Real Property, or any portion thereof, by eminent domain. In the event that Company and/or Sellers receive notice from any Governmental Authority concerning or threatening condemnation proceedings or the taking of said Real Property, or any portion thereof, by eminent domain, between the date hereof and the Closing Date, Sellers shall notify Purchaser who shall have the right to participate in any negotiations with regard to such condemnation or eminent domain proceeding, to such extent as is necessary to protect Purchaser’s interest. This representation and warranty shall not apply to any portion of the Real Property which is to be dedicated as right-of-way or other public use.

(l) No Liens. All bills and claims for labor performed and materials furnished to or for the benefit of the Real Property for all periods prior to the date of closing have been (or prior to or as of the Closing Date will be) paid in full, and on the Closing Date there shall be no mechanics’ liens or materialmen’s liens, whether or not perfected, on or affecting any portion of the Real Property, and if there shall be any such liens, Company and/or Sellers shall obtain the release of the same on or before the Closing Date so that Purchaser’s owner’s policy of title insurance shall contain no exception for such liens. However, any bills, claims or liens relating to or arising from Purchaser’s pre-closing activities on the Real Property are expressly excluded from the provisions of this warranty. In connection therewith, Company agrees, at Closing, to execute any customary affidavits and/or agreements which may be required by Purchaser’s title insurance company in order for Purchaser to obtain from such title insurance company an owner’s policy of title insurance covering the Real Property without exception for mechanics’ liens or rights of parties in possession.

(m) Recorded Contracts. There are no contracts, commitments, proffers, obligations, leases or other agreements of any kind which relate to the Real Property which are not recorded among the land records of the county where the Real Property is located.

(n) Special Assessments. To the Knowledge of Company and Sellers, there are not any proposed or pending special taxes, assessments, fees or other impositions affecting or which may affect the Real Property or any part thereof.

3.23 No Other Agreement To Sell. Neither Company nor Sellers has any legal obligation, absolute or contingent, to any other Person to sell, encumber or otherwise transfer Company, the Company Common Stock, the Assets or Company’s business (in whole or in part), or effect any merger, consolidation, combination, share exchange, recapitalization, liquidation, dissolution or other reorganization involving Company, or to enter into any agreement with respect thereto.

3.24 Transactions with Certain Persons. Except as set forth on Schedule 3.24(a), no officer or director of Company, no Seller nor any member of any such individual’s immediate family (whether directly or indirectly through an Affiliate of such Person) is presently, or within the past three (3) years has been, a party to any transaction with Company, including without limitation, any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of Company); (b) providing for the rental of real or personal property from; or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of Company in the Ordinary Course of Business) any such individual or any corporation, partnership, trust or other entity in which any such individual has an interest as a shareholder, officer, director, trustee or partner. Other than Contracts listed on Schedule 3.24(a), Company does not have outstanding any Contract or other arrangement or commitment with any Seller or any director, officer, employee, trustee or beneficiary of Company or any Seller. Except as set forth on Schedule 3.24(a), the assets of Company do not include any receivable or other obligation from any Seller or any director, officer, employee, trustee or beneficiary of Company or any Seller and the liabilities of Company do not include any payable or other obligation or commitment to any such Person. Schedule 3.24(b) identifies all Contracts, arrangements or commitments set forth on Schedule 3.24(a) that cannot be terminated upon 60 days notice by Company.

3.25 Disclosure. No representations or warranties by Company or Sellers in this Agreement (including, without limitation, the Disclosure Schedules hereto), the Transaction Documents or in any document, exhibit, statement, certificate or schedule which is furnished or to be furnished by Company pursuant to Section 9 in connection with the Closing of the transactions herein contemplated, (i) contains or will contain any untrue statement of a material fact, or (ii) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Disclosure Schedules hereto and the other Transaction Documents, any fact necessary to make the statements or facts contained therein not misleading. There is no fact, information or document that the Company and the Sellers have not disclosed to Purchaser, which could be expected to have a Material Adverse Effect. The Company’s Confidential Offering memorandum dated October 2003 contains certain projections and forward looking statements which are based on the assumptions set forth in the Company Business Plan and which have been prepared by Company management in good faith and upon the belief that there is a reasonable basis for them.

3.26 No Affiliates. Except for Sellers and IAI or as set forth on Schedule 3.26, Company does not have any Affiliates, does not own any capital stock or other equity securities of or any debt interest in any other corporation and does not have any other type of ownership interest in any other Person.

3.27 Employees and Contractors.

(a) Employees. Schedule 3.27(a) hereto sets forth a complete and accurate list of all employees of Company as of April 30, 2004 showing for each as of that date the employee’s name, job title or description, salary level (including any bonus or deferred compensation arrangements other than any such arrangements under which payments are at the discretion of Company) and also showing any bonus, commission or other remuneration other than salary paid during Company’s fiscal year ending June 30, 2003. Except as set forth on Schedule 3.27(a), none of such employees is a party to a written employment agreement or contract with Company (forms or copies of any such contracts have been previously delivered to the Purchaser and are attached to Schedule 3.27(a)), and each employee of Company is employed “at will.” Except as set forth in Schedule 3.27(a), each such employee has entered into Company’s standard form of employee non-disclosure agreement with Company, a copy of which has been previously delivered to the Purchaser and is attached to Schedule 3.27(a). Except as set forth in Schedule 3.27(a), each such employee has entered into Company’s standard form of employee Intellectual Property rights agreement with Company, which is the same agreement as Company’s standard form of employee non-disclosure agreement with Company, a copy of which has been previously delivered to the Purchaser and is attached to Schedule 3.27(a), which agreement obligates each such employee to convey to Company any and all right, title and interest in and to all Intellectual Property developed by such employee in connection with such employee’s employment with or engagement on behalf of the Company. A copy of Company’s employee handbook has also been previously delivered to the Purchaser. Such employee handbook and such Company’s form of written employment agreement, non-disclosure agreement and Intellectual Property rights agreement provide for “at will” employment of, non-disclosure obligations and Intellectual Property conveyance obligations upon Company employees.

(b) Contractors. Schedule 3.27(b) contains a list of all independent contractors (excluding subcontractors) currently engaged by Company, along with the position, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 3.27(b), each of such independent contractors is a party to a written agreement or contract with the Company. Each such independent contractor has entered into such a written agreement or contract containing customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with Company, a copy of which has been previously delivered to the Purchaser. For the purposes of applicable Law, including without limitation the Code, all independent contractors who are, or within the last six (6) years have been, engaged by the Company are bona fide independent contractors and not employees of the Company except as noted on Schedule 3.27(b), each independent contractor is terminable on not less than thirty days notice, without any obligation to pay severance or a termination fee.

(c) Credentials. Except as set forth on Schedule 3.27(c), all employees, independent contractor and other personnel of Company possess all required credentials, including without limitation, all required education and experience, specified in each of Company’s Contracts.

3.28 Organizational Conflicts of Interest. Except as set forth on Schedule 3.28, to the Knowledge of Company and Sellers, in the past six (6) years Company has not had access to non-public information nor provided systems engineering, technical direction, consultation, technical evaluation, source selection services or services of any type, nor prepared specifications or statements of work, nor engaged in any other conduct that would create in any current Governmental Authority procurement an Organizational Conflict of Interest, as defined in Federal Acquisition Regulation 9.501, with Company.

3.29 Government Audits. Except as set forth on Schedule 3.29, and except for contract audits of a routine nature, which routine audits would not be reasonably expected to have a Material Adverse Effect on Company, Company has not received any official notice that it is or was being specifically audited or investigated by any Governmental Authority, nor, to the Knowledge of Company and Sellers, has such audit or investigation been threatened.

3.30 Labor Relations. Except as disclosed on Schedule 3.30, Company is not a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of Company and except as disclosed on Schedule 3.30, neither Company nor any Seller has any Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of Company and Sellers, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Except as set forth in Schedule 3.30, Company is in compliance with all Laws relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, worker’s compensation, employee privacy and right to know and social security contributions. Schedule 3.30 sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, between Company and Persons employed by or providing services to Company. To the knowledge of Company and Sellers, no officer or employee of Company has any current plan to terminate his or her employment with Company.

3.31 Board and Stockholder Approval. The Board of Directors of Company has determined that the transactions contemplated by this Agreement are in the best interests of Company and its stockholders and has adopted a resolution to such effect which authorized the Company to enter into this Agreement and the Transaction Documents. Company and Sellers have provided Purchaser with true and correct copies of all such board of directors proceedings relating to this Agreement and the transactions contemplated hereby, which are in full force and effect as of the date hereof and shall be in full force and effect as of the Closing Date. The stockholders of Company have adopted a resolution to such effect which authorized the Company to enter into this Agreement and the Transaction Documents. Company and Sellers have provided Purchaser with true and correct copies of all such stockholder proceedings relating to this Agreement and the transactions contemplated hereby, which are in full force and effect as of the date hereof and shall be in full force and effect as of the Closing Date.

3.32 Brokers. Except for Corporate Advisors International, Inc., all fees of which will be paid pursuant to Section 2.2(c)(i), no broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any Sellers.

3.33 Government Contracts.

(a) (i) Schedule 3.33(a)(i) lists all Government Contracts (except for task orders and blanket purchasing agreements pursuant to Government Contracts), and with respect to each such listed Government Contract, Schedule 3.33(a)(i) accurately lists: (A) the contract name; (B) the award date; (C) the customer; (D) the contract end date; and (E) as applicable, whether the current Government Contract is premised on Company’s small business status, small disadvantaged business status, protégé status, or other preferential status. Attached to Schedule 3.33(a)(i) is the “contract data sheet” for each current Government Contract listed on Schedule 3.33(a)(i) for which Company is the prime contractor.

(ii) Schedule 3.33(a)(ii) lists Company’s current project charge codes, and with respect to each such charge code, Schedule 3.33(a)(ii) accurately lists: (A) the customer; (B) the customer’s contract number corresponding to the charge code; (C) the customer’s order number; (D) Company’s internal project charge code number; (E) the corresponding project name; (F) the end date; (G) inception to March 26, 2004 funding; and (H) inception to March 26, 2004 revenue. Schedule 3.33(a)(ii) also indicates the basis for billing with respect to the charge codes that represent fixed price task orders.

(iii) Schedule 3.33(a)(iii) lists all Government Bids, including task order bids under current Government Contracts submitted by Company and for which no award has been made thirty (30) days or more prior to the date of this Agreement, and with respect to each such Government Bid, Schedule 3.33(a)(iii) accurately lists: (A) the customer agency and title; (B) the request for proposal (RFP) number or, if such Government Bid is for a task order under a prime contract, the applicable prime contract number, (C) the date of proposal submission; (D) the expected award date, if known; (E) the estimated period of performance; (F) the estimated value based on the proposal, if any; and (G) except for Government Bids for task orders, whether such Government Bid is premised on the Company’s small business status, small disadvantaged business status, protégé status, or other preferential status. Company and Sellers have delivered to Purchaser true and complete copies of all Government Contracts (except for task orders pursuant to such Government Contracts) and of all Government Bids and provided access to Purchaser to true and correct copies of all material documentation related thereto requested by Purchaser.

(b) Except as set forth on Schedule 3.33(b), (i) Company has not received written notification of cost, schedule, technical, quality or other default or dispute problems that could reasonably result in claims against Company (or successors in interest) by a Governmental Authority, a prime contractor or a higher-tier subcontractor; (ii) there are no Government Contracts pursuant to which Company is, to the Knowledge of Company and Sellers, reasonably likely in the near future to experience cost, schedule, technical, quality or other default or dispute problems or breaches of warranty that could reasonably result in claims against Company (or successors in interest) by a Governmental Authority, a prime contractor or a higher-tier subcontractor; (iii) to the Knowledge of Company and Sellers, all of the Government Contracts were legally awarded, are binding on the parties thereto, and are in full force and effect; (iv) except for task orders under Government Contracts, the Government Contracts are not currently the subject of bid or award protest proceedings, and, to the Knowledge of Company and Sellers, no such Government Contracts are reasonably likely to become the subject of bid or award protest proceedings; and (v) no Person has notified Company that any Governmental Authority intends to seek Company’s agreement to lower rates under any of the Government Contracts or Government Bids, including but not limited to any task order under any Government Bids.

(c) Except as set forth on Schedule 3.33(c): (i) the Company has fully complied with all material terms and conditions of each Government Contract and Government Bid to which it is a party; (ii) Company has complied, in all material respects, with all statutory and regulatory requirements, including but not limited to the Service Contract Act, the Contract Disputes Act, the Procurement Integrity Act, the Federal Procurement and Administrative Services Act, the Federal Acquisition Regulations (“FAR”) and related cost principles and the Cost Accounting Standards, where and as applicable to each of the Government Contracts and Government Bids, (iii) the representations, certifications, and warranties made by Company with respect to the Government Contracts or Government Bids were accurate in all material respects as of their effective date, there are no express or implied representations, certifications, and warranties of Company with respect to such Government Contracts or Government Bids except as specifically set forth in such Government Contracts or Government Bids and Company has fully complied with all such representations, certifications, and warranties in all material respects; (iv) no termination for default, cure notice or show cause notice has been issued and remains unresolved with respect to any Government Contract or Government Bid, and, to the Knowledge of Company and Sellers, no event, condition or omission has occurred or exists that would constitute grounds for such action; (v) no past performance evaluation received by Company with respect to any such Government Contract has set forth a default or other material failure to perform thereunder or termination or default thereof; and (vi) to the Knowledge of Company and Sellers, no money due to Company pertaining to any Government Contract or Government Bid has been withheld or set-off.

(d) Except as set forth in Schedule 3.33(d), with respect to the Government Contracts, no Governmental Authority, prime contractor or higher-tier subcontractor under a Government Contract or any other Person has notified Company of any actual or, to the Knowledge of Company and Sellers, alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification that could reasonably be expected to materially affect payments under Government Contracts or adversely affect the award of Government Contracts to Company in the future.

(e) Company has not taken any action and is not a party to any litigation that could reasonably be expected to give rise to (i) liability under the False Claims Act, (ii) a claim for price adjustment under the Truth in Negotiations Act, or (iii) any other request for a reduction in the price of any Government Contract, including but not limited to claims based on actual or alleged defective pricing. There exists no basis for a claim of any material liability of Company by any Governmental Authority as a result of defective cost and pricing data submitted to any Governmental Authority. Company is not participating in any pending claim and, to the Knowledge of Company and Sellers, has no interest in any potential claim under the Contract Disputes Act against the United States Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid.

(f) Neither Company nor any Seller has ever been and is not now, suspended, debarred or proposed for suspension or debarment from bidding on any Government Contract. No suspension or debarment actions with respect to Government Contracts have been commenced, or to the Knowledge of Company or any Seller, threatened against Company or any of its officers or employees. To the Knowledge of Company and Sellers, there is no valid basis for the Company’s or a Seller’s suspension or debarment from bidding on contracts or subcontracts for or with any Governmental Authority.

(g) No negative determination of responsibility has been issued against Company during the past three (3) years with respect to any quotation, bid or proposal for a Government Contract.

(h) Except as set forth on Schedule 3.33(h), since January 1, 1998, (i) Company has not undergone and is not undergoing any audit, inspection, survey or examination of records by any Governmental Authority including without limitation the General Accounting Office, the DCAA, any state or federal agency Inspector General, the contracting officer with respect to any Government Contract or the Department of Justice (including any United States Attorney) relating to any Government Contract, (ii) the Company has not received written notice of, and to the Knowledge of Company and Sellers, the Company has not undergone any investigation or review relating to any Government Contract, and (iii) to the Knowledge of Company and Sellers, no such audit, review, inspection, investigation, survey or examination of records is threatened. Company has not received any written notice that any audit, review, inspection, investigation, survey or examination of records described in Schedule 3.33(h), has revealed any fact, occurrence or practice, which could reasonably be expected to have a Material Adverse Effect on Company.

(i) Except as set forth on Schedule 3.33(i), during the last five (5) years, Company has not made any voluntary disclosure in writing to any Governmental Authority with respect to any material alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(j) Company has not received any written notice that any, and to the Knowledge of Company and Sellers, none of Company’s employees, consultants or agents is (or during the last five (5) years has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the business of Company and there is no such pending investigation.

(k) All indirect and general and administrative (G&A) expense rates are being billed consistent with DCAA-approved rates or provisional rates.

(l) To the Knowledge of Company and Sellers, Company is in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions thereof.

(m) Company has undertaken no internal audit of any events or omissions that, at the time of the audit, Company or Sellers reasonably expected to have a Material Adverse Effect on performance of a Government Contract or Government Bid or a Material Adverse Effect on Company as a whole. To the Knowledge of Sellers and Company, (i) all Government Bids listed on Schedule 3.33(a) were submitted in the Ordinary Course of Business of Company, (ii) all Government Bids listed on Schedule 3.33(a) were based on assumptions believed by the management of Company to be reasonable, and (iii) Company and Sellers reasonably believe all Government Bids listed on Schedule 3.33(a) are capable of performance by Company in accordance with the terms and conditions of such Government Bid without a total program loss (calculated in accordance with Company’s accounting principles consistently applied).

(n) Except as set forth on Schedule 3.33(n), to the Knowledge of Company and Sellers, no Government Contract has incurred or currently projects losses or cost overruns in an amount exceeding $25,000. No payment has been made by Company or, to the Knowledge of Company and Sellers, by a Person acting on Company’s behalf, to any Person (other than to any bona fide employee or agent of Company, as defined in subpart 3.4 of the FAR) which is or was improperly contingent upon the award of any Government Contract or which would otherwise be in violation of any applicable procurement law or regulation or any other Laws. Company is not subject to any “forward pricing” regulations.

(o) Except as set forth on Schedule 3.33(o), Company has not assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any account receivable relating thereto, whether a security interest or otherwise.

(p) Except as set forth on Schedule 3.33(p), Company has not reached agreement with the cognizant government audit agency approving and “closing” all indirect costs charged to Government Contracts for the years July 1, 2001 through June 30, 2003, and those years are not closed.

(q) As of the date hereof, no personal property, equipment or fixtures were loaned, bailed or otherwise furnished to Company by or on behalf of the United States Government.

(r) Except to the extent prohibited by applicable Law, Schedule 3.33(r) sets forth all material facility security clearances held by Company. All material facility security clearances held by Company are currently in full force and effect. No termination for default, notice of rescission, notice of wrongdoing, notice of breach, cure notice or show cause notice from Defense Security Service or any other Governmental Authority has been issued and remains unresolved with respect to any such facility security clearances, and, to the Knowledge of Company and Sellers, no event, condition or omission has occurred or exists that would constitute grounds for such action or notice.

3.34 Defense Articles, Defense Services and Technical Data. Except as set forth on Schedule 3.34, since Company’s inception, it has not manufactured “defense articles,” exported “defense articles” or furnished “defense services” or “technical data” to foreign nationals in the United States or abroad, as those terms are defined in 22 Code of Federal Regulations Sections 120.6, 120.9 and 120.10, respectively.

3.35 Bank Accounts. Schedule 3.35 lists the names and locations of all banks and other financial institutions with which Company maintains an account (or at which an account is maintained to which Company has access and to which deposits are made on behalf of Company), in each case listing the type of account, the account number therefor, and the names of all Persons authorized to draw thereupon or have access thereto and lists the locations of all safe deposit boxes used by Company.

3.36 Suppliers and Customers. Schedule 3.36 lists, by dollar volume paid for the twelve (12) months ended on June 30, 2003, the ten (10) largest suppliers of goods or services and the ten (10) largest customers of Company. The relationships of Company with such suppliers and customers are good commercial working relationships and (a) no Person listed on Schedule 3.36 within the last twelve (12) months has threatened to cancel or otherwise terminate, or to the Knowledge of Company or any Seller, intends to cancel or otherwise terminate, any relationships of such Person with Company, (b) no such Person has during the last twelve (12) months decreased materially or threatened to decrease or limit materially, or to the Knowledge of Company or any Seller, intends to modify materially its relationships with Company or intends to decrease or limit materially its services or supplies to Company or its usage or purchase of the services or products of Company and (c) to the Knowledge of Company and Sellers, the acquisition by the Purchaser of the Company Common Stock and the consummation of the transactions contemplated in this Agreement and the other Transaction Documents will not affect the relationship of Company with any supplier or customer listed on Schedule 3.36.

3.37 Events Subsequent to Most Recent Fiscal Year End. Except as set forth on Schedule 3.37, since June 30, 2003, there has not been any change in the business, financial condition, operations, results of operations, assets, customer, supplier or employee relations or future prospects of Company (other than changes in general economic conditions) which has had, or is reasonably likely to have, a Material Adverse Effect on Company or its business as presently conducted. Without limiting the generality of the foregoing, since that date:

(a) Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, that are material, either individually or in the aggregate, to Company’s business, other than in its Ordinary Course of Business;

(b) Company has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) other than in the Ordinary Course of Business;

(c) no party (including Company) has accelerated, terminated, made material modifications to, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which Company is a party or by which it is bound nor, to the Knowledge of any Seller or Company, threatened any of the foregoing actions;

(d) except for the Permitted Liens, Company has not caused or permitted any Lien to be imposed upon any of its assets, tangible or intangible, that are material, either individually or in the aggregate, to Company’s business;

(e) Company has not made any capital expenditure (or series of related capital expenditures) outside the Ordinary Course of Business;

(f) Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions);

(g) Company has not outside the Ordinary Course of Business issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

(h) Company has not incurred, created or otherwise become liable for any indebtedness and has not delayed or postponed the payment of accounts payable and other liabilities outside the Ordinary Course of Business;

(i) Company has not amended, cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business and has not accelerated collection of accounts receivable or delayed payment of accounts payable;

(j) Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property that is material, either individually or in the aggregate, to Company’s business;

(k) there has been no change made or authorized in the Articles of Incorporation or bylaws of Company which have not been approved in writing by Purchaser;

(l) Company has not issued, sold, exchanged, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(m) except as disclosed in the Financial Statements, Company has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock, or granted any Person any option or other right to acquire any shares of capital stock or other securities of Company;

(n) Company has not experienced any damage, destruction, or loss (whether or not covered by insurance) to property that is material, either individually or in the aggregate, to Company’s business;

(o) Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees other than in the Ordinary Course of Business;

(p) Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(q) Company has not granted any increase in the compensation of any of its directors, officers or employees;

(r) Company has not adopted, amended, modified, or terminated, in any material respect, any bonus, profit sharing, incentive, severance, employee benefit or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Benefit Plan);

(s) Company has not entered into or modified any retention, severance or incentive agreement related to the transactions contemplated by this Agreement;

(t) except as disclosed on Schedule 3.37, Company has not made any other change in employment terms, compensation or benefits for any of its directors, officers and employees;

(u) Company has not changed any method or principle of accounting except to the extent required by GAAP or as advised by Company’s independent accountant;

(v) Company has not made any material Tax election, or except as disclosed on Schedule 3.37, settled any Tax liability; and

(w) Company has not committed to or agreed to undertake any of the foregoing.

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser represents and warrants to Company and Sellers, the following matters, current as of the date of this Agreement and as of the Closing Date except to the extent that a representation, warranty or Schedule expressly states that such representation or warranty, or information in such Schedule, is current only as of an earlier date or as of the date of this Agreement:

4.1 Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not cause a material adverse effect on the business of Purchaser, taken as a whole (a “Purchaser Material Adverse Effect”).

4.2 Necessary Authority. Purchaser has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms and conditions, subject only to applicable bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. The individual executing this Agreement on behalf of Purchaser has the full right, power and authority to execute and deliver this Agreement, and upon execution, no further action will be needed to make this Agreement valid and binding upon, and enforceable against, Purchaser.

4.3 No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated herein do not and will not (a) require Purchaser to obtain the consent or approvals of, or make any filing with, any person or public authority, except for consents and approval already obtained and notices or filings already made, (b) violate any law, ordinance, rule, regulation, order or decree or Purchaser’s plan and trust documents, or (c) constitute or result in the breach of any provision of, or constitute a default under, any agreement, indenture or other instrument to which Purchaser is a party or by which it or its assets may be bound.

4.4 Brokers. Except for Windsor Advisory Services LLC, no broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

4.5 Litigation; Compliance with Law. There is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement, rule, order or investigation of any nature, pending, rendered or, to Purchaser’s Knowledge, threatened, against Purchaser that reasonably could be expected to adversely affect Purchaser’s ability to consummate the transactions contemplated by this Agreement.

4.6 Investment Intent. Purchaser is acquiring the Company Common Stock for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and the rules and regulations issued pursuant thereto.

4.7 SEC Filing. Purchaser has previously furnished or made available to the Company complete and accurate copies, as amended or supplemented, of all reports filed by the Purchaser under Section 13 of the Exchange Act with the SEC since January 1, 2001 (such reports are collectively referred to herein as the “Purchaser Reports”). As of their respective dates, the Purchaser Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of the Purchaser included in the Purchaser Reports: (a) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act); and (b) fairly present the consolidated financial condition, results of operations and cash flow of the Purchaser as of the respective dates thereof and for the periods referred to therein.

4.8 Capitalization. The authorized capital stock of Purchaser consists of (a) 65,000,000 authorized shares of common stock, par value $0.02 per share (the “Purchaser Common Stock”), 13,348,122 of which were issued and outstanding as of April 28, 2004 and (b) 35,000,000 authorized shares of preferred stock, par value $0.02 per share (the “Purchaser Preferred Stock”), 12,000,000 of which are designated Series A Convertible Preferred Stock (the “Purchaser Series A Stock”), 6,726,457 of which were issued and outstanding as of April 28, 2004 and 0 of which are designated Series B Convertible Preferred Stock (the “Purchaser Series B Stock”), 0 of which were issued and outstanding as of April 28, 2004. Schedule 4.8 sets forth a summary capitalization table showing the aggregate number of outstanding options and/or warrants for Purchaser Common Stock, options and/or warrants for Purchaser Series A Stock, options and/or warrants for Purchaser Series B Stock, and convertible debt as of April 28, 2004. Except as set forth on Schedule 4.8, there are no options, warrants or other rights to subscribe for or purchase any capital stock or other equity interests of Purchaser or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of Purchaser as of April 28, 2004. Immediately following the Closing, the Purchaser Common Shares (i) will be duly and validly issued; (ii) will be fully paid and nonassessable; and (iii) will not have been issued in violation of any preemptive rights or rights of first refusal or first offer.

5. COVENANTS OF THE SELLERS, COMPANY AND PURCHASER. Between the date of this Agreement and the Closing Date (except for the covenants set forth in the first sentence of Section 5.8, which shall also apply following the Closing Date, and except for the covenants set forth in the second sentence of Section 5.8, and in the second sentence of Section 5.14(a), which shall only apply following the Closing Date in accordance with their terms):

5.1 Affirmative Covenants of Company and Sellers. Company and each of Sellers hereby covenants and agrees that, from the date hereof through and including the Closing

Date, unless otherwise expressly contemplated by this Agreement or consented to in writing by Purchaser, Company shall and Sellers shall take all actions within their control to cause Company to:

(a) operate its business in the Ordinary Course of Business;

(b) use its Reasonable Best Efforts to preserve intact its business organization, maintain its rights and ongoing operations, retain the services of and maintain and preserve its relationship with its officers and employees, and maintain and preserve its relationship with its customers, suppliers and others having business relationships with it;

(c) use its Reasonable Best Efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and use its Reasonable Best Efforts to maintain and protect all assets of Company;

(d) use its Reasonable Best Efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained; and

(e) operate its business in all material respects in compliance with all applicable Laws.

5.2 Negative Covenants of Company and Sellers. Except as expressly contemplated by this Agreement and except as set forth in Schedule 5.2 or otherwise consented to in writing by Purchaser (which consent shall not be unreasonably delayed or withheld), from the date hereof until the Closing Date, Company shall not do and Sellers shall take all actions necessary to cause Company not to do any of the following:

(a) (i) increase the compensation payable to or to become payable to any of its directors, officers or employees, except for increases in salary or wages payable or to become payable to employees who are not officers or directors in the Ordinary Course of Business, which increases do not in the aggregate for all such employees materially exceed the salary or wages payable to all such employees as of the date hereof; (ii) grant any severance or termination pay (other than pursuant to existing severance arrangements or policies as in effect on the date of this Agreement and described on Schedule 3.19(a)) to, or enter into or modify any employment or severance agreement with, any of its directors, officers or employees; or (iii) adopt or amend any employee benefit plan, policy or arrangement, (A) in each case except as may be required by applicable Law and (B) in each case, except for such payments or arrangements made with respect to any of Sellers so long as such payments or arrangements are fully satisfied prior to Closing or are fully reflected on the Closing Payment Certificate;

(b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock;

(c) (i) redeem, repurchase or otherwise reacquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) liquidate, dissolve or effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(d) issue, pledge, deliver, award, grant or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of any class of its capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares;

(e) (i) acquire or agree to acquire, or merge or consolidate with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person or (ii) make or commit to make any investments other than short-term liquid investments, investments that will be liquidated prior to Closing;

(f) sell, lease, license, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, license, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, any of its assets (including the Assets) except for dispositions of inventory or products to customers of Company;

(g) propose or adopt any amendments to its Articles of Incorporation, its Bylaws or any stockholders’ agreement (including termination of such agreement);

(h) make any change in any of its methods of accounting or make any material reclassification of assets or liabilities, except as may be required by Law or GAAP;

(i) incur or guarantee any obligation for borrowed money, whether or not evidenced by a note, bond, debenture or similar instrument, or enter into any “keep well” or other agreement to maintain the financial condition of another Person or make any loans, or advances of borrowed money or capital contributions to, or equity investments in, any other Person or issue or sell any debt securities, except in the Ordinary Course of Business under existing loan agreements or capitalized leases;

(j) sell, lease, license, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, license, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, any material rights to Intellectual Property of the Company other than in the Ordinary Course of Business;

(k) create or incur any Liens affecting the Assets or the Stock except for Permitted Liens;

(l) except in the Ordinary Course of Business, enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any products or technology of Company;

(m) enter into or amend any operating or capital lease;

(n) make any capital expenditures, capital additions or capital improvements other than (i) expenditures for routine or emergency maintenance and repair in an amount not to exceed $10,000, or (ii) expenditures in the Ordinary Course of Business in amounts not exceeding $10,000 in the aggregate;

(o) enter into or amend any Contract, commitment, understanding or other arrangement (i) which are teaming agreements or which include any conflict of interest, non-competition or similar provision which would place any restriction on the parties with which Company or its Affiliates may do business; (ii) in the case of task orders, purchase orders or modifications to existing Contracts, which are reasonably expected to involve more than $1,000,000 in revenues to or expenditures by Company; (iii) in the case of any new Government Contract, which are reasonably expected to involve more than $1,000,000 in revenues to or expenditures by Company; or (iv) in the case of any contract, commitment, understanding or other arrangement that is not a Government Contract, which is reasonably expected to involve more than $10,000 in revenues to, expenditures of or liabilities to Company; provided, that all such permitted new Contracts or Leases shall be deemed to be included within the term “Contracts” as defined in Section 1 hereof;

(p) submit any new Government Bid which, if accepted, is expected to result in a loss to Company or would result in a Government Contract with a backlog value in excess of $1,000,000;

(q) enter into any collective bargaining agreement;

(r) make or change any Tax election, change any annual Tax accounting period, change any method of Tax accounting, enter into any closing agreement with respect to any Tax, settle any Tax claim or any assessment or surrender any right to claim a Tax refund;

(s) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except the payment, discharge or satisfaction of (i) liabilities or obligations in the Ordinary Course of Business or in accordance with the terms thereof as in effect on the date hereof or (ii) claims settled or compromised to the extent permitted by this Section 5.2(s), or waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing Contract, in each case, other than in the Ordinary Course of Business;

(t) settle or compromise any litigation;

(u) make any payment or loan to an Affiliate, any Seller or any director, officer or employee of Company, except in accordance with the terms of any employment Contract or compensation to employees in the Ordinary Course of Business or in accordance with Section 5.2(a);

(v) enter into or amend any Contract, commitment, understanding or other arrangement with any Affiliate or any Seller, director, officer or employee of Company, or any of their Affiliates;

(w) permit any Person other than Sellers to own any shares of capital stock of Company;

(x) create any subsidiaries or enter into any joint venture, partnership or similar arrangement; or

(y) intentionally take, or offer or propose to take, or agree to take in writing or otherwise, (i) any of the actions described in Section 5.2 which require the consent of Purchaser, (ii) any action which would result in a breach of any of Company’s representations and warranties in this Agreement or (iii) any action which would result in any of the conditions set forth in Section 6 not being satisfied.

5.3 Mutual Covenants Regarding Adverse Developments. Company and Sellers shall promptly notify Purchaser in writing of any Material Adverse Effect with respect to Company. Purchaser shall promptly notify Company and Sellers in writing of any Purchaser Material Adverse Effect. Company and Sellers shall keep Purchaser informed of all material operational matters and business developments with respect to Company’s business and its markets.

5.4 Mutual Covenants Regarding Potential Breach. Each party will promptly notify the other parties of the occurrence of any event, or the existence of any fact, of which such party becomes aware that results in the inaccuracy in any material respect of any representation or warranty of such party in this Agreement as of any time prior to the Closing, and such party will use its Reasonable Best Efforts to cure such matter.

5.5 Access. Company will provide Purchaser, its counsel, accountants, financing sources and other representatives who have acknowledged and ratified the Mutual Non-Disclosure Agreement and its Addendum (“Purchaser’s Representatives”), for the purpose of the continuation of customary due diligence or for any other reasonable purpose, with access to the books and records of Company and Company’s business, to the Assets and, subject to the receipt of reasonable prior notice from Purchaser, and with the consent of the Sellers in their capacity as an officer of the Company, or their authorized designees (which consent will not be unreasonably withheld or delayed), to the officers, employees, agents and accountants of Company with respect to matters relating to Company’s business and will provide Purchaser and Purchaser’s Representatives with such information concerning Company, the Stock, the Assets and Company’s business as Purchaser and/or Purchaser’s Representative reasonably may request.

5.6 Financial Statements. Between the date of this Agreement and the Closing Date, as soon as the same are available, Company will provide Purchaser with copies of the regularly prepared financial statements of Company.

5.7 No Negotiations. Company and Sellers shall, and shall cause their respective Representatives to immediately cease any existing discussion or negotiation with any Persons (other than Purchaser) conducted prior to the date hereof with respect to any proposed, potential or contemplated acquisition of the Stock, the Assets or Company. Company and Sellers will refrain, and will cause each Representative of Company or Sellers to refrain from taking, directly or indirectly, any action (i) to solicit or initiate the submission of any proposal or indication of interest from any Person (other than Purchaser) relating to an acquisition of the Stock, the Assets or Company or any merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company, (ii) to participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or that may reasonably be expected to lead to, an acquisition of the Stock, the Assets or Company or any merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company (or any proposal or indication of interest relating to any of the foregoing) with any Person (other than Purchaser) or (iii) to authorize, engage in, or enter into any agreement or understanding (other than with Purchaser) with respect to an acquisition of the Stock, the Assets or Company or a merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company (or any proposal or indication of interest relating to any of the foregoing). If any proposal described in this section is received by Company or Sellers, Company and Sellers agree to promptly notify Purchaser in writing and disclose the material terms of any such proposal (including without limitation the identity of the prospective purchaser) to Purchaser, and Company and Sellers will notify any prospective purchaser of their obligations hereunder and assure that any such disclosure does not violate any agreement binding on Company.

5.8 Mutual Covenants Regarding Confidentiality. Except as required by Law (including Purchaser’s obligations under the Exchange Act), Purchaser, Company and Sellers shall each keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any information regarding the Purchaser, Company, and negotiations preceding this Agreement other than to its Representatives, and each will use such information solely in connection with the transactions contemplated by this Agreement, and if the transactions contemplated hereby are not consummated for any reason, each shall return to the other, without retaining any copies thereof, any schedules, documents or other written information obtained from the other in connection with this Agreement and the transactions contemplated hereby and shall cause all of its Representatives to whom it may have disclosed such information to do the same. Following the Closing, Sellers shall keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any Confidential Information and will not use such information for their own benefit or for the benefit of any other Person (other than Company and Purchaser) and shall cause all of their Representatives to do the same. Notwithstanding the foregoing limitations, no party to this Agreement shall be required to keep confidential or return any information that (i) is known or available through other lawful sources not bound by a confidentiality agreement with the disclosing party; (ii) is or becomes publicly known or generally known in the industry through no fault of the receiving party or its agents; (iii) is developed by the receiving party independently of the disclosure by the disclosing party; (iv) is requested or required to be disclosed pursuant to Law (including securities Laws of any jurisdiction and rules and regulations of any applicable stock exchange), provided the other parties are given reasonable prior notice or consent thereto; or (v) relates solely to the income tax aspects and consequences of the transactions contemplated by this Agreement.

5.9 Mutual Covenants Regarding No Inconsistent Action. None of Purchaser, Company or Sellers shall take any action which is materially inconsistent with its obligations under this Agreement, that would cause any representation to be untrue or misleading, that would make it impossible or impracticable for a condition herein to be satisfied, or that would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.10 Permits. Company and Sellers shall maintain all Permits that continue to be necessary in order for Company to own the Assets and continue to conduct Company’s business as it is then conducted in full force and effect, and will file timely, all reports, statements, renewals applications and other filings that are required to keep such Permits in full force and effect, and will pay timely all fees and charges in connection therewith that are required to keep the Permits in full force and effect.

5.11 Taxes and Assessments. Company shall pay in a timely fashion, or accrue for, all Taxes or other public charges levied against it, or against Company’s business or the Assets.

5.12 Obligations to Employees. All obligations of the Company arising from any severance, retention or similar agreements entered into prior to the Closing shall either be paid by Company prior to Closing or be deemed to be current liabilities on the Estimated Closing Date Balance Sheet and for the purposes of determining Working Capital.

5.13 Notification; Updates to Disclosure Schedule. Company and Sellers shall promptly notify Purchaser in writing of: (a) the discovery by Company or any Seller of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of any representation or warranty made by Company or Sellers in this Agreement; (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material breach of any representation or warranty made by the Company or the Sellers in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (c) any breach of any covenant or obligation of the Company or Sellers set forth in this Agreement; and (d) any event, condition, fact or circumstance that may make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely. Any such notification shall not have the effect of amending the Disclosure Schedules or constitute of waiver of any rights of Purchaser.

5.14 Mutual Covenants Regarding Further Action; Efforts.

(a) Each of the parties shall use all reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including, without limitation, using all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to contracts with Company and Purchaser as are necessary for the consummation of the transactions contemplated herein; provided, however, that notwithstanding the foregoing, Company and Sellers shall use their commercially reasonable efforts at their sole expense to obtain each consent, approval, Permit or waiver listed on Schedule 3.6, Schedule 3.13 and Schedule 3.22, including any consent, Permit, approval or waiver required under any Government Contract, and Purchaser agrees to reasonably cooperate in such efforts. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, each party and the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such action.

(b) During the period after the date hereof but prior to the Closing (the “Interim Period”), each of the parties shall promptly notify the others in writing of any pending or, to the Knowledge of such party, threatened action, proceeding or investigation by any Governmental Authority or any other Person (i) challenging or seeking damages in connection with the transactions contemplated hereby or (ii) seeking to restrain or prohibit the consummation of the transactions contemplated hereby or otherwise limit the right of Purchaser to own or operate all or any portion of Company’s business, the Assets or Company.

6. CONDITIONS TO PURCHASER’S OBLIGATIONS. The obligations of Purchaser to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

6.1 Representations and Warranties. The representations and warranties of Company and Sellers to Purchaser contained herein (and in any certificates delivered by Company and Sellers pursuant hereto) that are qualified by materiality (including, without limitation, by a Material Adverse Effect qualifier) will be true and correct as of the Closing Date and the representations and warranties of Company and Sellers to Purchaser contained herein (and in any certificates delivered by Company and Sellers pursuant hereto) that are not so qualified by materiality (including, but not limited to, a Material Adverse Effect qualifier) will be true and correct in all material respects as of the Closing Date (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties).

6.2 Compliance with Covenants. All of the covenants to be complied with and performed by Company and Sellers on or before the Closing Date shall have been duly complied with and performed.

6.3 Closing Documents. On the Closing Date, Company and/or Sellers shall have delivered or caused to be delivered to Purchaser the duly executed closing documents as specified in Section 9.1 hereof.

6.4 Receipt of Third Party Consents. For each of the Contracts (including Government Contracts) and Leases for which the consent, Permit, waiver or other approval of, or giving of notice to, a third party is required in order for such Contract or Lease, as the case may be, to continue in effect following the Closing on the same terms as in effect on the date hereof (including, without limitation, those listed on Schedule 3.6 or Schedule 3.22(b) hereto), Company and Sellers shall have obtained all required consents, Permits, waivers or other approvals of, or have given any required notice to, any such third parties without modification of any material provision of any such Contract or Lease.

6.5 Governmental Consents, Approvals and Waivers. The parties shall have received any consents, Permits, approvals and waivers of any Governmental Authority required in order for the parties to consummate the transactions contemplated hereby, including by way of illustration but not limitation, the approval of the Federal Communications Commission (the “FCC”) to the transfer of control of Company with respect to the Company’s FCC license listed on Schedule 3.7.

6.6 Absence of Litigation. As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority which, or action, claim, suit or proceeding shall be pending or threatened before any court, other Governmental Authority or arbitrator which if successful, would (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document, (ii) have the effect of making illegal or otherwise prohibiting the transactions contemplated hereby or by any Transaction Agreement or (iii) materially adversely affect, including through the imposition of any requirement to divest or hold separate any assets or segments of the business of Company, Purchaser or any of their Affiliates, the right of Purchaser following the Closing to own the Company Common Stock or the right of Purchaser and Company to operate Company’s business as currently operated and as currently proposed to be operated; provided, however, that this condition may not be invoked by Purchaser if any such action, suit or proceeding was initiated by Purchaser.

6.7 Execution of Employment Agreements by Key Employees. The Key Employees shall have entered into Employment Agreements with the Company in the form of Exhibit C hereto (the “Employment Agreements”), which Employment Agreements shall also contain post-employment non-competition, non-solicitation and non-disturbance provisions.

6.8 Options. There shall be no outstanding options, warrants or other rights to purchase Company Common Stock or other equity interests in Company.

6.9 Execution of Escrow Agreement. The Sellers shall have each executed the Escrow Agreement with respect to the portions of the Purchase Price placed in the Escrow Account in the form of Exhibit A hereto.

6.10 Execution of Non-Competition, Non-Solicitation and Non-Disturbance Agreements. The Sellers shall have entered into a Non-Competition, Non-Solicitation and Non-Disturbance Agreement with Purchaser, substantially in the form of Exhibit B hereto (the “Non-Competition, Non-Solicitation and Non-Disturbance Agreements”), which provisions shall in accordance with the terms and conditions of the Non-Competition, Non-Solicitation and Non-Disturbance Agreement be in effect for five (5) years from the Closing. The Non-Competition,

Non-Solicitation and Non-Disturbance Agreement for each Seller shall also provide that Fifty Thousand Dollars ($50,000) of each Seller’s portion of the Closing Date Cash Payment portion of the Purchase Price shall be deemed to be the specific consideration paid to each such Seller for entering into the Non-Competition, Non-Solicitation and Non-Disturbance Agreement.

6.11 Execution of Registration Rights Agreement. The Sellers shall have each executed the Registration Rights Agreement with respect to the Purchaser Common Shares in the form of Exhibit E hereto.

6.12 Execution of Existing Voting Agreement. Each Seller shall execute the Purchaser’s existing Voting Agreement (the “Voting Agreement”), involving the voting of such Seller’s Purchaser Common Shares with respect to consents or approvals at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought in matters related to the conversion of any convertible debt issued by Purchaser into shares of voting equity securities of Purchaser and other related matters. A copy of the existing Voting Agreement is attached as Exhibit I.

6.13 Execution of Existing Amended and Restated Stockholders’ Voting Agreement. Each Seller shall execute the Purchaser’s existing Stockholders’ Voting Agreement (the “Stockholders’ Voting Agreement”), involving the election of Purchaser’s directors. A copy of the existing Stockholders’ Voting Agreement is attached as Exhibit J. Each Seller shall also execute any amendment and/or restatement to or of the existing Stockholders’ Voting Agreement.

6.14 Execution of Deed of Assignment. The Sellers and IAI shall have each executed the Deed of Assignment with respect to the transfer of the IAI Trademarks to Company in the form of Exhibit K hereto.

6.15 No Material Adverse Change. There shall have been no Material Adverse Effect during the period from the date of this Agreement to the Closing.

7. CONDITIONS TO COMPANY’S AND SELLERS’ OBLIGATIONS. The obligations of each of Company and Sellers to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

7.1 Representations and Warranties. The representations and warranties of Purchaser to Company and Sellers contained herein (and in any certificates delivered by Purchaser pursuant hereto) that are qualified by materiality (including, but not limited to, by a Material Adverse Effect qualifier) will be true and correct as of the Closing Date and the representations and warranties of Purchaser to Company and Sellers contained herein (and in any certificates delivered by Purchaser pursuant hereto) that are not so qualified by materiality (including, but not limited to, by a Material Adverse Effect qualifier) will be true and correct in all material respects as of the Closing Date (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties).

7.2 Compliance with Covenants. All of the covenants to be complied with or performed by Purchaser on or before the Closing Date shall have been duly complied with and performed.

7.3 Closing Documents. On the Closing Date, Purchaser shall have delivered to Company and/or Sellers duly executed closing documents, as specified in Section 9.2 below.

7.4 Governmental Consents and Waivers. The parties shall have received any consents, Permits, approvals and waivers of any Governmental Authority required in order for the parties to consummate the transactions contemplated hereby.

7.5 Absence of Litigation. As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, nor shall any action, claim, suit or proceeding be pending or threatened before any court, other Governmental Authority or arbitrator which if successful, would (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document, (ii) have the effect of making illegal or otherwise prohibiting the transactions contemplated hereby or by any Transaction Agreement or (iii) materially adversely affect, including through the imposition of any requirement to divest or hold separate any assets or segments of the business of Company, Purchaser or any of their Affiliates, the right of Purchaser following the Closing to own the Company Common Stock or the right of Purchaser and Company to operate Company’s business as currently operated and as currently proposed to be operated; provided, however, that this condition may not be invoked by Sellers if any such action, suit or proceeding was initiated by Sellers.

7.6 Execution of Registration Rights Agreement. The Purchaser shall have each executed the Registration Rights Agreement with respect to the Purchaser Common Shares in the form of Exhibit E hereto.

7.7 Execution of Escrow Agreement. The Purchaser shall have each executed the Escrow Agreement with respect to the portions of the Purchase Price placed in the Escrow Account in the form of Exhibit A hereto.

7.8 No Material Adverse Change. There shall have been no Purchaser Material Adverse Effect during the period from the date of this Agreement to the Closing.

8. CLOSING.

8.1 Timing. By mutual agreement of the parties, the Closing may take place by conference call and telecopy with exchange of original signatures by overnight mail. To the extent permitted by Law and GAAP, for tax and accounting purposes, the parties shall treat the Closing as being effective as of 12:01 a.m. on the Closing Date (the “Effective Time”).

9. CLOSING DOCUMENTS.

9.1 Closing Documents to be Delivered by Company and Sellers. On the Closing Date, Company and Sellers shall deliver to Purchaser:

(a) certificates representing the Company Common Stock, duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of Company;

(b) the stock book, stock ledger, minute book and corporate seal of Company;

(c) copies of resolutions of Company’s Board of Directors and stockholders authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and of Company’s Articles of Incorporation and Bylaws, as amended, all as certified by Company’s corporate secretary;

(d) a certificate executed by Company and each of Sellers attesting that Company and each of Sellers has complied with all conditions set forth in Section 6 hereof or indicating with specificity any respects in which those conditions have not been complied with, in a form reasonably satisfactory to Purchaser;

(e) the consents, Permits, waivers, approvals and notices contemplated by Sections 6.4 and 6.5 hereof;

(f) a cross-receipt executed by each Seller, in a form reasonably satisfactory to Purchaser and Sellers;

(g) an IRS Form W-9, completed by each Seller, in a form reasonably satisfactory to Purchaser;

(h) certificates from the State of Maryland and from each jurisdiction where Company is qualified to do business as a foreign corporation, dated no earlier than fifteen (15) days prior to the Closing Date, as to the good standing of Company in such jurisdictions;

(i) an affidavit of non-foreign status of each of Sellers dated as of the Closing Date in form and substance required under Section 1445 of the Code and the Regulations thereunder such that Purchaser is exempt from withholding any portion of the Purchase Price;

(j) the Non-Competition, Non-Solicitation and Non-Disturbance Agreements referenced in Section 6.10, executed by each Seller;

(k) an opinion from counsel to Sellers, addressed to Purchaser and its successors, and dated as of the Closing Date, in the form attached hereto as Exhibit D;

(l) the Employment Agreements referenced in Section 6.7, executed by the Key Employees;

(m) Company’s tax clearance identification from the State of Maryland;

(n) the Escrow Agreement referenced in Section 6.9, executed by the Sellers;

(o) the Registration Rights Agreement referenced in Section 6.11 executed by the Sellers;

(p) the Voting Agreement referenced in Section 6.12 executed by the Sellers;

(q) the Stockholders’ Voting Agreement referenced in Section 6.13 executed by the Sellers;

(r) the Deed of Assignment referenced in Section 6.14 executed by the Sellers and IAI;

(s) stock powers executed in blank in connection with all Purchaser Common Shares held in the Escrow Account; and

(t) resignations effective immediately following the closing of each of the directors and officers of Company.

9.2 Closing Documents to be Delivered by Purchaser. On the Closing Date, Purchaser shall deliver to Sellers, the Escrow Agent or the third parties referenced in Section 2.2(c), as applicable:

(a) the Purchase Price;

(b) the Purchaser Common Shares;

(c) a certificate executed by Purchaser attesting that Purchaser has complied with all conditions set forth in Section 7 hereof or indicating with specificity any respects in which those conditions have not been complied with, in a form reasonably satisfactory to Sellers;

(d) an executed cross-receipt, in a form reasonably satisfactory to Purchaser and Sellers;

(e) the Registration Rights Agreement referenced in Section 7.6 executed by Purchaser; and

(f) the Escrow Agreement referenced in Section 7.7 executed by Purchaser.

9.3 Other Closing Documents and Actions. The parties will also execute such other documents and perform such other acts, before and after the Closing Date, as may be necessary for the implementation and consummation of this Agreement.

10. TERMINATION.

10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written agreement of Sellers and Purchaser;

(b) by Sellers and Company, if the Closing shall not have occurred by July 6, 2004, so long as neither Company nor any Seller is in material default or breach hereunder;

(c) by Purchaser, if the Closing shall not have occurred by July 6, 2004, so long as Purchaser is not in material default or breach hereunder;

(d) by Purchaser, if Sellers or Company have committed a material breach of any provision of this Agreement that has not been cured within twenty (20) days of written notice of such material breach;

(e) by Company and Sellers, if Purchaser has committed a material breach of any provision of this Agreement that has not been cured within twenty (20) days of written notice of such material breach; or

(f) by either Purchaser on the one hand or Sellers and Company on the other hand, if an order, decree, ruling, judgment or injunction has been entered by any Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise limiting or prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling, judgment or injunction has become final and non-appealable.

10.2 Effect of Termination. If this Agreement is terminated as provided in Section 10.1, then all further obligations under this Agreement shall terminate and no party hereto shall have any liability in respect of the termination of this Agreement; provided, however, that the confidentiality obligations of Purchaser, Sellers and Company described in Section 5.8 will survive any such termination; provided further that no such termination will relieve Purchaser, Sellers or Company from liability for any breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination and in the event of such breach the parties hereto shall be entitled to exercise any and all remedies available under law or equity in accordance with this Agreement.

11. INDEMNIFICATION.

11.1 Indemnification by the Seller. Sellers shall jointly and severally indemnify and hold Purchaser, its Affiliates and Company (from and after the Closing) and each of their respective shareholders, trustees, directors, officers, employees and agents (collectively, the “Purchaser Parties”) harmless against and from and in respect of any and all Losses which are incurred by virtue of or result from (a) (i) the inaccuracy in or breach of any representation or warranty made by any Seller or Company, or (ii) the non-fulfillment by any Seller of any unwaived covenant or agreement, in each case as contained in this Agreement or in any of the other Transaction Documents or in any document or instrument delivered at the Closing pursuant hereto or thereto or (b) enforcing the Purchaser Parties’ indemnification rights provided for hereunder.

11.2 Indemnification by the Purchaser. The Purchaser agrees to indemnify each Seller, its Affiliates and each of their respective shareholders, trustees, directors, officers, employees and agents (collectively, the “Seller Parties”) harmless against and from and in respect of any and all Losses which are incurred by virtue of or result from (a) (i) the inaccuracy in or breach of any representation or warranty made by Purchaser, or (ii) the non-fulfillment or breach of any unwaived covenant or agreement, in each case as made by or on behalf of the Purchaser in this Agreement or in any of the other Transaction Documents or in any document or instrument delivered at the Closing pursuant hereto or thereto or (b) enforcing the Seller Parties’ indemnification rights provided for hereunder.

11.3 Supplemental Indemnification by Sellers and/or Purchaser.

(a) Supplemental ERISA Indemnification. Sellers shall jointly and severally indemnify and hold harmless the Purchaser Parties with respect to any and all Losses arising out of or otherwise in respect of (i) any Benefit Plan that is not disclosed on Schedule 3.19 or any Losses incurred by any Purchaser Parties resulting from any violation by Company prior to the Closing of any reporting and disclosure rules or regulations, including, without limitation, the failure to timely file any report, schedule, application for determination, or any other information required to be reported, under ERISA or the Code in respect of any Benefit Plan that is not disclosed on Schedule 3.19, (ii) any violation of any reporting and disclosure rules or regulations, including, without limitation, the failure to timely file any report, schedule, application for determination, or any other information required to be reported, under ERISA or the Code in respect of any Benefit Plan that is disclosed on Schedule 3.19 and (iii) any failure by Company prior to the Closing to amend, within the time period required under the Code, any Benefit Plan that is a tax-qualified retirement plan to qualify under Section 401(a) of the Code. All indemnification obligations set forth in clauses (i), (ii) and (iii) of the first sentence of this Section 11.3(a) shall be included within the term ERISA Claims for purposes of Sections 11.4, 11.5 and 11.6.

(b) Supplemental Contract Indemnification. Sellers shall jointly and severally indemnify and hold harmless the Purchaser Parties with respect to any Losses incurred by any of the Purchaser Parties based upon, arising out of or otherwise in respect of, any government disallowance of incurred Direct Contract Costs and/or Indirect Costs, including, without limitation, arising out of Defense Contract Audit Agency incurred cost audits of Company for any period of time prior to the Closing Date. All indemnification obligations in this Section 11.3(b) shall be included within the term Government Contract Claims for purposes of Sections 11.4, 11.5 and 11.6.

(c) Supplemental Tax Indemnification. Sellers shall jointly and severally indemnify the Purchaser Parties for any liability for any Taxes imposed on Company (including without limitation, any underpayment penalties and any Taxes imposed by any foreign taxing authority on the employees of Company) pursuant to federal, state, local or foreign law attributable to any periods or portions thereof ending on or before the Closing Date (“Pre-Closing Taxes”) in excess of Taxes which are included as current liabilities for purposes of computing Actual Working Capital. All indemnification obligations set forth in this Section 11.3(c) shall be included within the term Tax Claims for purposes of Sections 11.4, 11.5 and 11.6.

(d) Supplemental Litigation Indemnification. Sellers shall jointly and severally indemnify and hold harmless the Purchaser Parties with respect to any Losses incurred by any of the Purchaser Parties based upon, arising out of or otherwise in respect of, any litigation matters listed on Schedule 3.14 and the failure of Company to have an equal employment opportunity policy. All indemnification obligations in this Section 11.3(d) shall be included within the term Litigation Claims for purposes of Sections 11.4, 11.5 and 11.6.

11.4 Survival of Representations and Warranties. Notwithstanding any right of the Purchaser fully to investigate the affairs of Company and Sellers and notwithstanding any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser has the right to rely fully upon the representations and warranties of each of Sellers and Company contained in this Agreement. All representations and warranties of the parties hereto contained in this Agreement shall survive the execution and delivery hereof and the Closing hereunder, and, after the Closing (a) the representations and warranties made in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.31 and 3.32, shall survive without limit, (b) the representations and warranties made in Sections 3.8, 3.14, 3.17, 3.19, 3.21, 3.29 and 3.33, any and all Litigation Claims, Tax Claims, ERISA Claims, Environmental Claims, and Government Contract Claims, and any and all claims based upon fraud or willful misconduct shall survive until thirty (30) days after the expiration of the applicable statute of limitation, and (c) all other representation and warranties shall survive until the date twenty four (24) months after the Closing Date. Each representation and warranty described in clauses (a), (b) and (c), shall further survive if the party asserting such claim shall have in good faith provided written notice on or prior to the applicable date referenced in clauses (a), (b) and (c) to the party against which such claim is asserted. Except as otherwise expressly provided herein, the covenants and agreements contained in this Agreement shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby indefinitely.

11.5 Certain Limitations on Indemnification Obligations.

(a) Except as otherwise expressly provided in this Section 11, the Purchaser Parties and Seller Parties shall not be entitled to receive any indemnification payments under Section 11.1 or 11.2 in connection with the inaccuracy in or breach of any representation or warranty, until the aggregate amount of Losses incurred by the Purchaser Parties or Seller Parties, as the case may be, exceed One Hundred Thousand Dollars ($100,000) (the “Basket Amount”), and Sellers or the Purchaser (as applicable) shall only be liable for the amount of all such Losses that exceeds the Basket Amount.

(b) Except as otherwise expressly provided in this Section 11, the maximum aggregate amount of indemnification payments under this Section 11 in connection with the inaccuracy in or breach of any representation or warranty to which the Purchaser Parties or Seller Parties shall be entitled to receive, upon the triggering of any indemnification obligation hereunder, shall not exceed Seven Million Dollars ($7,000,000).

(c) Notwithstanding anything to the contrary in this Agreement, any indemnification payments based upon any and all (i) Litigation Claims, (ii) Tax Claims, (iii) ERISA Claims involving fraud, false claims or criminal misconduct, (iv) Government Contract Claims involving fraud, false claims or criminal misconduct, (v) breaches of the representations contained in Sections 3.3 or 3.4 and/or (vi) claims of fraud or willful misconduct shall not be subject to either (i) the Basket Amount set forth in Section 11.5(a) or (ii) the maximum aggregate indemnification limitation set forth in Section 11.5(b).

(d) Any indemnity claims of Purchaser shall first be settled through disbursements from the Escrow Account in accordance with the terms and conditions set forth in the Escrow Agreement in the following order, first in cash and then in Purchaser Common Shares. Any Purchaser Common Shares disbursed from the Escrow Account shall have a value determined in accordance with the Indemnification Valuation. For the avoidance of doubt, the Escrow Account is part of and not an addition to the maximum aggregate indemnification limitation set forth in Section 11.5(b); provided, however, that if all or any amounts in the Escrow Account are distributed to Sellers before a timely and valid indemnification claim is made by Purchaser, such Escrow Account amounts distributed to Sellers shall not reduce the maximum aggregate indemnification limitation set forth in Section 11.5(b).

11.6 Defense of Claims. In the case of any claim for indemnification under Section 11.1, 11.2 or 11.3 arising from a request for information, audit or claim of a third party (including the IRS or any Governmental Authority), an indemnified party shall give prompt written notice and, subject to the following sentence, in no case later than ten (10) business days after the indemnified party’s receipt of notice of such request for information, audit or claim, to the indemnifying party of any request for information, audit, claim, suit or demand of which such indemnified party has Knowledge and as to which it may request indemnification hereunder. The failure to give such notice shall not, however, relieve the indemnifying party of its indemnification obligations except to the extent that the indemnifying party is actually harmed thereby. The indemnifying party shall have the right to defend and to direct the defense against any such request for information, audit, claim, suit or demand (including, without limitation, Litigation Claims, ERISA Claims, Tax Claims and claims relating to Section 11.3(b)), in its name and at its expense, and with counsel selected by the indemnifying party unless such claim, suit or demand seeks an injunction or other equitable relief against the indemnified party; provided, however, the indemnifying party shall not have the right to defend or direct the defense of any such request for information, audit, claim, suit or demand if it refuses to acknowledge fully its obligations to the indemnified party or contests, in whole or in part, its indemnification obligations therefor. If the indemnifying party elects, and is entitled, to compromise or defend such request for information, audit or claim, it shall within thirty (30) days (or sooner, if the nature of the claim so requires) notify the indemnified party of its intent to do so, and the indemnified party shall, at the request and expense of the indemnifying party, cooperate in the defense of such request for information, audit, claim, suit or demand. If the indemnifying party elects not to compromise or defend such request for information, audit or claim, fails to notify the indemnified party of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the indemnified party may pay, compromise or defend such request for information, audit or claim. Except as set forth in the immediately preceding sentence, the indemnifying party shall have no indemnification obligations with respect to any such request for information, audit, claim, suit or demand which shall be settled by the indemnified party without the prior written consent of the indemnifying party (which consent shall not be unreasonably withheld or delayed); provided, however, that notwithstanding the foregoing, the indemnified party shall not be required to refrain from paying any claim which has matured by a court judgment or decree, unless an appeal is duly taken therefrom and exercise thereof has been stayed, nor shall it be required to refrain from paying any claim where the delay in paying such claim would result in the foreclosure of a lien upon any of the property or assets then held by the indemnified party or where any delay in payment would cause the indemnified party material economic loss. The indemnifying party’s right to direct the defense shall include the right to compromise or enter into an agreement settling any request for information, audit or claim by a third party; provided that no such compromise or settlement shall obligate the indemnified party to agree to any settlement which requires the taking of any action by the indemnified party other than the delivery of a release, except with the consent of the indemnified party (such consent to be withheld or delayed only for a good faith reason). Notwithstanding the indemnifying party’s right to compromise or settle in accordance with the immediately preceding sentence, the indemnifying party may not settle or compromise any request for information, audit or claim over the objection of the indemnified party; provided, however, that consent by the indemnified party to settlement or compromise shall not be unreasonably withheld or delayed. The indemnified party shall have the right to participate in the defense of any request for information, audit, claim, suit or demand with counsel selected by it subject to the indemnifying party’s right to direct the defense. The fees and disbursements of such counsel shall be at the expense of the indemnified party; provided, however, that, in the case of any request for information, audit, claim, suit or demand which seeks injunctive or other equitable relief against the indemnified party, the fees and disbursements of such counsel shall be at the expense of the indemnifying party.

11.7 Non-Third Party Claims. Any claim which does not result in a third party claim shall be asserted by a written notice to the other party or parties. The recipient of such notice shall have a period of thirty (30) days after receipt of such notice within which to respond thereto. If the recipient does not respond within such thirty (30) days, the recipient shall be deemed to have accepted responsibility for the Losses set forth in such notice and shall have no further right to contest the validity of such notice. If the recipient responds within such thirty (30) days after the receipt of the notice and rejects such claim in whole or in part, the party delivering shall be free to pursue such remedies as may be available to it under contract or applicable Law.

11.8 Liability of the Company. Purchaser shall not after the Closing make any claim against Company in respect of any representation, warranty, covenant or any other obligation of Company to Purchaser hereunder or under any other Transaction Document to which Company is a party. Notwithstanding anything herein to the contrary, Purchaser retains, and nothing contained in this Section 11.8 shall in any way waive or limit, its rights to bring claims against Sellers in respect of a breach of any representation or warranty of Company or any Seller contained herein or in any other Transaction Document, or the non-fulfillment by the Company or any Seller of any covenant or agreement contained herein or in any other Transaction Document.

11.9 Tax Treatment. Unless otherwise required by applicable law, all indemnification payments shall constitute adjustments to the Purchase Price for all Tax purposes, and no party shall take any position inconsistent with such characterization.

11.10 No Waiver . The foregoing indemnification provisions in this Section 11 (including without limitation the provisions of Section 11.4 and Section 11.5) do not (a) waive or affect any claims for fraud or willful misconduct to which Purchaser may be entitled, or shall relieve or limit the liability of any Seller Party from any liability arising out of or resulting from fraud or willful misconduct in connection with the transactions contemplated by this Agreement or in connection with the delivery of any of the documents referred to herein and (b) waive or affect any equitable remedies to which Purchaser may be entitled.

11.11 No Right of Contribution. Sellers shall have no right to seek contribution from Company or Purchaser with respect to all or any part of any of a Seller’s indemnification obligations under this Section 11.

12. POST CLOSING MATTERS. Following the Closing Date, the parties agree as follows:

12.1 Cooperation. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement each of the parties will take such further action (including the execution and delivery of such further instruments and documents including but not limited to any amendments and/or restatements to or of the Stockholders’ Voting Agreement) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 11 hereof). Sellers acknowledge and agree that from and after the Closing Purchaser will be entitled to possession of and Sellers will provide to Purchaser all documents, books, records (including Tax records), agreements, corporate minute books and financial data of any sort relating to Company.

12.2 Litigation Support. In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that existed on or prior to the Closing Date involving Company, each of the other parties will cooperate with such party and such party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Section 11 hereof).

12.3 Transition. Neither any Seller nor Company will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Company from maintaining the same business relationships with Company after the Closing as it maintained with Company prior to the Closing. Each Seller will refer all customer inquiries relating to the business of Company to Company from and after the Closing.

12.4 Confidentiality. Each Seller will treat and hold as confidential all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Purchaser or destroy, at the request and option of Purchaser, all tangible embodiments (and all copies) of the Confidential Information which are in Seller’s possession. In the event that any Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Seller will notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 12.4. If, in the absence of a protective order or the receipt of a waiver hereunder, a Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, such Seller may disclose the Confidential Information to the tribunal; provided, however, that such Seller shall use its best efforts to obtain, at the request of Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate. The foregoing provisions shall not apply to any Confidential Information, which is generally available to the public immediately prior to the time of disclosure.

12.5 Books and Records. Each party agrees that it will reasonably cooperate with and make available (or cause to be made available) to the other party, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained, remaining in existence or continuing to be employed after the Closing Date which are necessary or useful in connection with any Tax inquiry, audit, or dispute, any litigation or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose (a “Permitted Use”). The party requesting any such books and records, information or employees shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records, information or employees. All information received pursuant to this Section 12.5 shall be kept confidential pursuant to Section 12.4 (which shall continue to apply to this extent following the Closing Date) by the party receiving it, except to the extent that disclosure is reasonably necessary in connection with any Permitted Use.

12.6 Cooperation and Records Retention. Company, Sellers and Purchaser each shall (i) provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to liability for any Taxes; (ii) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination; (iii) provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other for any period; and (iv) cooperate with respect to closing the books of Company and filing a tax return for Company as of the Closing Date. The party requesting any such assistance or information shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such assistance or information.

12.7 Tax Matters.

(a) Periods Ending on or Before the Closing Date. Sellers shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Any Tax Returns filed pursuant hereto must be consistent with the calculation of Working Capital. No later than twenty (20) days prior to filing, Sellers shall deliver to Purchaser all such Tax Returns and any related work papers and shall permit Purchaser to review and comment on each such Tax Return and shall make such revisions to such Tax Returns as are reasonably requested by Purchaser. Sellers shall timely pay to the appropriate taxing authority any Taxes of Company with respect to such periods to the extent such Taxes were not included as a liability in the calculation of Actual Working Capital. The costs, fees and expenses related to the preparation of such Tax Returns shall be estimated and accrued as a liability of Company for purposes of calculating Working Capital and shall be payable by Company.

(b) Periods Beginning Before and Ending After the Closing Date. To the extent that any Tax Returns of Company relate to any Tax periods which begin before the Closing Date and end after the Closing Date, Purchaser shall prepare or cause to be prepared in a manner consistent with the prior Tax Returns of Company and file or cause to be filed any such Tax Returns. Purchaser shall permit the Sellers to review and comment on each such Tax Return described in the preceding sentence at least twenty (20) days prior to filing such Tax Returns and shall make such revisions to such Tax Returns as are reasonably requested by the Sellers. Any Taxes of Company with respect to the portion of such period ending on the Closing Date, to the extent such Taxes were not included as a liability in the calculation of Actual Working Capital, shall be paid in cash by all Sellers. The costs, fees and expenses related to the preparation of such Tax Returns shall be paid by Purchaser or Company. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes but does not end on the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of Company.

(c) Tax Sharing Agreements. All Tax Sharing Agreements or similar agreements with respect to or involving Company shall, unless otherwise agreed to by Purchaser, be terminated as of the Closing Date and, after the Closing Date, Company shall not be bound thereby or have any liability thereunder.

13. EXPENSES. Except as otherwise expressly set forth elsewhere in this Agreement, Purchaser shall bear its own legal and other fees and expenses incurred in connection with its negotiating, executing and performing this Agreement, including, without limitation, any related broker’s or finder’s fees, and Company and Sellers shall bear their respective legal and other fees and expenses incurred in connection with their negotiating, executing and performing this Agreement, including, without limitation, any related broker’s or finder’s fees, for periods on or before the Closing Date in accordance with Section 2.2(c); provided, however, that to the extent any such costs and expenses are paid for by Company they are fully reflected in the calculation of Working Capital. Sellers shall bear their own legal and other fees and expenses incurred in connection with this Agreement after the Closing, including, without limitation, any related broker’s or finder’s fees, subject to the provisions of this Agreement. Sellers shall pay all applicable Taxes, if any, which are due as a result of the transfer of the Company Common Stock in accordance herewith.

14. FURTHER ASSURANCES. From time to time at or after the Closing Date, at the request of the other, Purchaser and Sellers each will execute and deliver such other instruments of conveyance, assignment, transfer and delivery and take such actions as the other reasonably may request in order to consummate, complete and carry out the transactions contemplated hereby, including the execution and delivery of such instruments and agreements as may be reasonably necessary or advisable to fully effect the transfer of the Company Common Stock to Purchaser.

15. AMENDMENT; BENEFIT AND ASSIGNABILITY. This Agreement may be amended only by the execution and delivery of a written instrument by or on behalf of the Sellers and Purchaser. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity shall have any right (whether third party beneficiary or otherwise) hereunder. Sellers acknowledge and agree that Purchaser may merge with another business entity after Closing, and any successor business entity will have all of the rights and remedies of Purchaser hereunder. This Agreement may not be assigned by any party without the prior written consent of the other parties; provided, however, that Purchaser may assign all or any portion of this Agreement to any Affiliate of Purchaser, provided that Purchaser shall remain obligated for the payment of the Purchase Price and the performance of this Agreement.

16. NOTICES. All notices, demands and other communications pertaining to this Agreement (“Notices”) shall be in writing addressed as follows:

If to Company:	Beta Analytics, Incorporated
9600 Pennsylvania Avenue
Upper Marlboro, MD 20772
Attention: Arthur A. Hutchins, President and CEO
(Tel) 301/599-1570
(Fax) 301/599-6778

with a copy to:	Shaffer, Bock & Antonoplos, PLLC
1211 Connecticut Avenue, N.W.
Suite 400
Washington, D.C. 20036
Attention: Mark L. Shaffer
(Tel) 202/223-3210
(Fax) 202/223-3211

If to Sellers:	Arthur A. Hutchins
3535 Holland Cliff Road
Huntingtown, MD 20639

Joseph H. Saul
9634 Green Moon Path
Columbia, MD 21046

with a copy to:	Shaffer, Bock & Antonoplos, PLLC
1211 Connecticut Avenue, N.W.
Suite 400
Washington, D.C. 20036
Attention: Mark L. Shaffer
(Tel) 202/223-3210
(Fax) 202/223-3211

If to Purchaser:	Analex Corporation
5904 Richmond Highway
Suite 300
Alexandria, VA 22303
Attention: Sterling E. Phillips, Jr., Chairman and Chief Executive Officer
(Tel) 703/329-9400
(Fax) 703/329-8187

with a copy to:	Holland & Knight LLP
2099 Pennsylvania Avenue, N.W.
Suite 100
Washington, D.C. 20006
Attention: William J. Mutryn
(Tel) 202/955-3000
(Fax) 202/955-5564

Notices shall be deemed given five (5) business days after being mailed by certified or registered United States mail, postage prepaid, return receipt requested, or on the first business day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery. Any party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.

17. WAIVER. Unless otherwise specifically agreed in writing to the contrary: (i) the failure of any party at any time to require performance by the other of any provision of this Agreement shall not affect such party’s right thereafter to enforce the same; (ii) no waiver by any party of any default by any other shall be valid unless in writing and acknowledged by an authorized representative of the non-defaulting party, and no such waiver shall be taken or held to be a waiver by such party of any other preceding or subsequent default; and (iii) no extension of time granted by any party for the performance of any obligation or act by any other party shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

18. ENTIRE AGREEMENT. This Agreement and the Transaction Documents (including the Exhibits and Disclosure Schedules hereto, which are incorporated by reference herein) constitute the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof. This Agreement may not be altered or amended except by an instrument in writing signed by the party against whom enforcement of any such change is sought.

19. COUNTERPARTS. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were on the same instrument. Facsimiles of signatures shall be deemed to be originals.

20. CONSTRUCTION. The headings of the Sections of this Agreement are for convenience only and in no way modify, interpret or construe the meaning of specific provisions of the Agreement.

21. EXHIBITS AND DISCLOSURE SCHEDULES. The Exhibits and Disclosure Schedules to this Agreement are a material part of this Agreement.

22. SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired. Any illegal or unenforceable term shall be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement shall then be fully enforceable.

23. CHOICE OF LAW. This Agreement is to be construed and governed by the laws of the Commonwealth of Virginia (without giving effect to principles of conflicts of laws). Purchaser, Company and each Seller irrevocably agree that any legal action or proceeding arising out of or in connection with this Agreement may be brought in any state court located in Fairfax County, Virginia or in the United States District Court, Eastern District of Virginia (or in any court in which appeal from such courts may be taken), and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby agrees not to challenge such jurisdiction or venue by reason of any offsets or counterclaims in any such action, suit or proceeding.

24. PUBLIC STATEMENTS. Immediately following the execution of this Agreement, Purchaser shall disseminate a press release in a form to be provided to Sellers prior to the date of this Agreement. Except for such press release, none of Purchaser, Sellers or Company, without the prior written approval of the other parties, such approval not to be unreasonably withheld or delayed (which, in the case of Sellers, is the prior written approval of each of the Sellers), shall make any other press release or other public announcement concerning the transactions contemplated by this Agreement, except to the extent required by Law (including securities Laws of any jurisdiction and rules and regulations of any applicable stock exchange).

25. COUNSEL. Each party has been represented by its own counsel in connection with the negotiation and preparation of this Agreement and, consequently, each party hereby waives the application of any rule of Law that would otherwise be applicable in connection with the interpretation of this Agreement, including but not limited to any rule of law to the effect that any provision of this Agreement shall be interpreted or construed against the party whose counsel drafted that provision.

26. WAIVER OF TRIAL BY JURY. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR RISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF EITHER PARTY IN CONNECTION WITH SUCH AGREEMENTS.

27. REMEDIES. Except as specifically set forth in this Agreement, any party having any rights under any provision of this Agreement will have all rights and remedies set forth in this Agreement and all rights and remedies which such party may have been granted at any time under any other contract or agreement and all of the rights which such party may have under any Law. Any such party will be entitled to (i) enforce such rights specifically, without posting a bond or other security, (ii) to recover damages by reason of a breach of any provision of this Agreement and (iii) to exercise all other rights granted by Law.

28. NO THIRD PARTY BENEFICIARIES. This Agreement will not confer any rights upon any Person other than the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first written above.

PURCHASER:

ANALEX CORPORATION

By:	/s/ Sterling E. Phillips, Jr.
Name:	Sterling E. Phillips, Jr.
Title:	Chairman and Chief Executive Officer

COMPANY:

BETA ANALYTICS, INCORPORATED

By:	/s/ Arthur A. Hutchins
Name:	Arthur A. Hutchins
Title:	President and CEO

SELLERS:

/s/ Arthur A. Hutchins
ARTHUR A. HUTCHINS

/s/ Joseph H. Saul
JOSEPH H. SAUL